Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-286297

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement Dated April    , 2025

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 16, 2023

New Issue	April 1, 2025

ENDEAVOUR SILVER CORP.

U.S.$

      Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of       common shares (each, an “Offered Share”) of Endeavour Silver Corp. (“Endeavour” or the “Company”) at a price of U.S.$      per Offered Share (the “Offering Price”). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated      , 2025 between Endeavour,BMO Nesbitt Burns Inc. (the “Lead Underwriter”)  and            and             . The Offering Price was determined in the context of the market by negotiation between Endeavour and the Underwriters. See “Plan of Distribution”. The Offered Shares will be offered in Canada and the United States through the Underwriters either directly or through its Canadian or U.S. broker dealer affiliates or agents. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Company’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. On March 31, 2025, the closing trading price of the Common Shares on the TSX was Cdn.$6.14 per Common Share and the closing trading price of the Common Shares on the NYSE was U.S.$4.27 per Common Share. The Company will apply to list the Offered Shares and Over-Allotment Shares (as defined below) on the TSX and the NYSE. The TSX has not conditionally approved and NYSE has not authorized the Company’s listing applications and there is no assurance that the TSX or NYSE will approve or authorize, as applicable, the listing applications. Listing will be subject to Endeavour fulfilling all of the listing requirements of the TSX and the NYSE.

On April 1, 2025, the Company entered into a share purchase agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Share Purchase Agreement”) with affiliates of Arias Resource Capital Management and Grupo Raffo (collectively, the “Vendors”) to acquire all of the issued and outstanding shares of Compañía Minera Kolpa S.A. (“Kolpa”) for an aggregate purchase price of U.S.$145 million (subject to certain adjustments) (the “Purchase Price”) comprised of U.S.$80 million in cash and U.S.$65 million payable in Common Shares (the “Acquisition”). In addition, as part of the Acquisition, Endeavour has agreed to pay up to an additional U.S.$10 million in contingent payments upon the occurrence of certain events, and will also add approximately U.S.$20 million in net debt, which will remain outstanding and repayable by Kolpa. The Purchase Price will be funded from the net proceeds of the Offering, net proceeds from the Stream Agreement (as defined herein), cash on hand and the issuance of Common Shares. See “Recent Developments”, “Use of Proceeds” and “Consolidated Capitalization”.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the Registration Statement may be residents of Canada, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company are located outside the United States.

___________________________________________

Price: U.S.$      per Offered Share

___________________________________________

	Price to the Public	Underwriting Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	U.S.$	U.S.$	U.S.$
Total(3)	U.S.$	U.S.$	U.S.$

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee equal to U.S.$ (the “Underwriting Fee”), representing % of the aggregate gross proceeds of the Offering, assuming no exercise of the Over-Allotment Option (as defined below). See “Plan of Distribution” for a description of compensation payable to the Underwriters.

(2)	After deducting the Underwriting Fee, but before deducting expenses of the Offering, which are estimated to be U.S.$ . The expenses of the Offering will be paid from the Company’s cash on hand.

(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to acquire up to additional Common Shares (the “Over-Allotment Shares”) at a price of U.S.$ per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the Offering Closing Date. In this Prospectus Supplement, unless otherwise specified, the term “Offered Shares” includes the Over-Allotment Shares. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriting Fee” and “Net Proceeds to the Company”, before expenses of the Offering, will be U.S.$ , U.S.$ and U.S.$ respectively. A purchaser who acquires any Over-Allotment Shares Receipts issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option. See “Plan of Distribution”.

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date” or the “Closing Date”) will be on or about April 8, 2025, or such later date as the Company and the Underwriter may agree, but in any event, not later than                           , 2025. See “Description of Securities Being Distributed”.

The Acquisition is expected to close in the first half of 2025 (the date of such closing, the “Acquisition Closing Date” and the time of such closing, the “Acquisition Closing Time”), subject to the satisfaction or waiver of customary closing conditions, including the receipt of all required regulatory approvals. See “Recent Developments –Share Purchase Agreement”.

The Underwriters, as principal, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, and subject to the approval of certain legal matters relating to the Offering with respect to matters of Canadian law on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and with respect to matters of U.S. law on behalf of the Company by Dorsey & Whitney LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. See “Plan of Distribution”.

Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date. See “Plan of Distribution”.

The Underwriters directly, or indirectly through their broker dealer affiliates or agents, propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Offered Shares involves certain risks. See “Risk Factors”.

In the opinion of counsel, the Offered Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for certain tax-exempt trusts.

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia V6E 4E5.

LEGAL MATTERS	22
INTEREST OF EXPERTS	22
RISK FACTORS	22
DOCUMENTS INCORPORATED BY REFERENCE	25
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	26
ADDITIONAL INFORMATION	26
ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS	27

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information.

If the description of the Common Shares or any other information varies between this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein, you should rely on the information in this Prospectus Supplement.

Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and on the other information included in the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada (other than Québec), that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized any person to provide different information.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Endeavour”, the “Company”, “we”, “us” and “our” refer to Endeavour Silver Corp. and include each of its subsidiaries as the context requires.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “$” or “Cdn.$” are to Canadian dollars, references to “U.S. dollars” or “U.S.$” are to United States dollars and references to “S/” are to the Peruvian Sol.

Except as otherwise noted in the AIF (as defined under “Documents Incorporated by Reference”) and the Company’s financial statements and related management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2024, December 31, 2023 and December 31, 2022, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2024 (Cdn.$)	Year ended December 31, 2023 (Cdn.$)	Year ended December 31, 2022 (Cdn.$)
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average	1.3698	1.3497	1.3011
Closing	1.4389	1.3226	1.3544

On March 31, 2025, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.1.4376.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Note Regarding Forward-Looking Statements” in the accompanying Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. See also “Risk Factors” in the Prospectus, this Prospectus Supplement, and the documents incorporated by reference therein and herein.

This Prospectus Supplement contains “forward-looking statements” which include but are not limited to statements regarding the proposed Closing Date; the completion of the Offering; the anticipated use of proceeds from this Offering; the sources of proposed financing for the Acquisition; completion, size, expenses and timing of the closing of the Acquisition; the satisfaction and timing of the receipt of all required regulatory approvals for the Acquisition, including approval of the TSX and NYSE, among other conditions; satisfaction of the conditions to the Acquisition and the Stream Agreement, including in a timely manner; entry into the Stream Agreement; future payments under the Stream Agreement; anticipated benefits, potential synergies and risks with respect to the Acquisition; production capacity and annual production of the Kolpa Mine (as defined herein); integration of the Kolpa assets in the Company’s existing operations and future events and conditions that are not historical facts.

These additional forward-looking statements are based on assumptions management believes to be reasonable including, but not limited to, the forecasted capacity and production estimates for the Kolpa Mine; the reliability of mineral resource estimates; the continuation of exploration and mining operations; expected revenues derived from the Chonta Mine (as defined herein) rights and Yen Mine (as defined herein) rights; no material adverse change in the market price of commodities; and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in these forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that these additional forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on these forward-looking statements or information.

These forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the timing of, and ability to obtain, regulatory approvals; the ongoing effects of inflation and supply chain issues on mine economics; changes in production and costs guidance; the availability of alternative processing methods; the Company’s ability to continue to comply with the terms of the Debt Facility (as defined herein); national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; the availability of funds; the financial position of the Company; timing and content of work programs; results of exploration activities and development of mineral properties; the calculation and reliability of mineral resource estimates; the receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses; currency fluctuations; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration; development and risks in obtaining necessary licenses and permits and risks associated with closing of the Acquisition. See also “Risk Factors” in the Prospectus, this Prospectus Supplement, and the documents incorporated by reference therein and herein.

Although these forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. Endeavour cannot be certain that actual results will be consistent with such forward-looking information.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the accompanying Prospectus and the documents incorporated by reference therein which identify additional forward-looking statements and set out the assumptions upon which they are based and the risk factors to which they are subject.

Cautionary Note to United States Investors

The Company is permitted under the MJDS to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. The Company prepares its annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and the Company’s interim financial statements in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects in which it has an interest according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or may differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

SCIENTIFIC AND TECHNICAL INFORMATION

Scientific and technical information relating to the Kolpa Mine is supported by the technical information contained herein under the heading “The Acquisition – Kolpa Mine”. The summary of the technical report prepared by Allan Armitage, Ph. D., P. Geo., and Henri Gouin, P.Eng. of SGS Geological Services (“SGS”) in accordance with NI 43-101 entitled “Technical Report On The Huachocolpa Uno Mine Property, Huancavelica Province, Peru” dated March 27, 2025, with an effective date of December 31, 2024 (the “Kolpa Technical Report”) is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Kolpa Technical Report, which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

Documents Incorporated by Reference

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	annual information form of the Company dated March 10, 2025 for the year ended December 31, 2024 (the “AIF”), filed March 11, 2025;

2.	audited annual consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 and the reports of independent registered public accounting firm thereon dated March 10, 2025, and filed March 11, 2025 (the “Annual Financial Statements”);

3.	management’s discussion and analysis of the Company for the year ended December 31, 2024 dated March 10, 2025, and filed March 11, 2025 (the “Annual MD&A”);

4.	information circular dated April 4, 2024 with respect to the Company’s annual general meeting of shareholders held on May 28, 2024, filed April 17, 2024;

5.	the Kolpa Technical Report;

6.	material change report of the Company dated and filed , 2025 with respect to the Offering;

7.	the “template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet prepared for potential investors in connection with the Offering, dated and filed April 1, 2025 (the “Term Sheet”); and

8.	the template version of the investor presentation prepared for potential investors in connection with the Offering, dated and filed April 1, 2025 (the “Investor Presentation” and, together with the Term Sheet, the “Offering Marketing Materials”).

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions (“NI 44-101”) filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution under the Offering, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Endeavour at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775, and are also available electronically at www.sedarplus.ca and www.sec.gov.

Marketing Materials

The Offering Marketing Materials are incorporated by reference into this Prospectus Supplement, but do not form part of this Prospectus Supplement or the Prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement.

Any template version of any marketing materials (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the completion or termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference into this Prospectus Supplement.

Documents Filed As Part of the Registration Statement

In addition to the documents specified in this Prospectus Supplement under “Documents Incorporated by Reference”, the Underwriting Agreement as described in this Prospectus Supplement, and the consents of legal counsel, KPMG LLP and the experts referred to and listed under “Interests of Experts” in the AIF and in this Prospectus Supplement have been or will be filed with the SEC and do or will when filed form a part of the Registration Statement of which this Prospectus Supplement forms a part.

Prospectus Supplement Summary

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile and the USA. The Company has two producing silver-gold mines in Mexico: the Guanaceví mine in Durango acquired in 2004 (the “Guanaceví Mine”) and the Bolañitos mine in Guanajuato acquired in 2007 (the “Bolañitos Mine”). In addition to operating these two mines, the Company is advancing one development and two advanced exploration projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is in the construction and development stage (the “Terronera Project”), the prospective Pitarrilla property in Durango acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has exploration projects in Chile that have been advanced over the past several years and in 2021, the Company acquired the Bruner Property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the AIF and the materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

The Offering

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Offered Shares	Offered Shares at U.S.$ per Offered Share with an aggregate offering price of U.S.$ .
Over-Allotment Option	The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to Over-Allotment Shares at the Offering Price.
Use of proceeds	The Company expects to receive U.S.$ in net proceeds after deducting the Underwriting Fee and the estimated expenses of the Offering of U.S.$ . If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$ in net proceeds after deducting the Underwriting Fee and the estimated expenses of the Offering. The Company intends to use the net proceeds from the Offering to fund part of the Purchase Price of the Acquisition. In the event the Acquisition is not completed for any reason, the Company will have discretion with respect to the use of the net proceeds from the Offering. See “Use of Proceeds”.
Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.
Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their own tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “EDR” and the NYSE under the symbol “EXK”.
Common Shares outstanding as at the date hereof	262,323,863

Recent Developments

The Acquisition

Overview

On April 1, 2025, Endeavour entered into the Share Purchase Agreement with Kolpa Canada Ltd., a wholly-owned subsidiary of Endeavour, and the Vendors, pursuant to which the Purchaser will acquire all of the issued and outstanding shares of Kolpa from the Vendors for consideration of U.S.$145 million, comprised of U.S.$80 million in cash (the “Upfront Consideration”) and U.S.$65 million payable in Common Shares (the “Share Consideration”). Kolpa’s main asset is the Huachocolpa Uno Mine (the “Kolpa Mine”). In addition, as part of the Acquisition, Endeavour has agreed to pay up to an additional U.S.$10 million in contingent payments payable in cash upon the occurrence of certain events (the “Contingent Consideration”). As part of the Acquisition, Kolpa’s net debt, which was approximately U.S.$20 million as of December 31, 2024, will remain outstanding and payable by Kolpa. Kolpa holds credit facilities with Banco Santander Peru S.A. and Banco BTG Pactual S.A. (collectively, the “Credit Facilities”). The Credit Facilities are comprised of a U.S.$15 million term loan bearing interest at the secured overnight financing rate determined in accordance with the facility plus 5.5%, with an outstanding balance as at December 31, 2024 of U.S.$15 million, repayable in March 2029, and a U.S.$27 million short term loan bearing interest at 8.55%, with an outstanding balance as at December 31, 2024 of approximately U.S.$12.6 million, with final repayment due in May 2026. Kolpa has an outstanding cash balance of U.S.$10.1 million as at December 31, 2024. The Upfront Consideration will be funded through a combination of the net proceeds from the Stream Agreement, the net proceeds from the Offering and cash on hand.

The Acquisition is expected to close in the first half of 2025. Completion of the Acquisition is subject to a number of customary conditions, including Endeavour receiving all necessary regulatory approvals and the approval of the TSX and the NYSE. The Common Shares issued as Share Consideration will be subject to a statutory four month hold period under Canadian securities laws.

There is no assurance that the Acquisition will be completed. See “The Acquisition – Description of the Kolpa Mine”, “The Acquisition – Rationale for the Acquisition”, “Share Purchase Agreement” and “Stream Agreement” below, and “Use of Proceeds” in this Prospectus Supplement.

Description of the Kolpa Mine

The Kolpa Mine is located in the districts of Huachocolpa and Santa Ana, in the province and department of Huancavelica, 490 km southeast of Lima, over mining concessions owned by Kolpa. Mineralization occurs as polymetallic epithermal deposits rich in silver (Ag), lead (Pb), zinc (Zn) and copper (Cu), that is mined underground using sublevel stoping and cut and fill mining methods with a 1,800 tonnes per day (“tpd”) concentrator plant using a conventional selective flotation process designed to obtain a bulk concentrate with a subsequent separation of lead, copper and zinc concentrates. In 2024, the plant processed approximately 686,500 tonnes, producing 2.0 million ounces (“oz”) of silver, 19,820 tonnes of lead, 12,554 tonnes of zinc and 518 tonnes of copper (5.1 million silver equivalent ounces (“AgEq oz”)). In 2024, the operating cost was $133 per tonne, with cash costs on a by-product basis of $12.58/oz of silver and all in sustaining costs of U.S.$22.80/oz. The land package remains underexplored with only approximately 10% of the claims worked to date with multiple targets identified for future exploration by the Kolpa Mine exploration geologists. See “Kolpa Mine” in this Prospectus Supplement.

Description of the Chonta Mine Rights

In addition to the above, pursuant to the terms of a mineral purchase agreement among Kolpa and Explotación Minera Chonta S.A.C. (“EMC”), Kolpa is entitled to all minerals extracted from the Chonta mine located in the Huachocolpa district, in the province and department of Huancavelica (the “Chonta Mine”), which EMC operates under a mining lease and option agreement. Minerals are purchased by Kolpa in exchange for a payment in dollars, which is determined by a sampling and valuation process based on the dry metric tons of minerals. For the quotations, a 2% deduction will be applied to metal prices for market exposure, using the average market price of the delivery month. Payables will be calculated as follows: (Grade of the corresponding metal x Factor x Quotation x 0.98) minus applicable deductions. EMC has a call option effective until June 21, 2028 to purchase all mining concessions comprising the Chonta Mine in exchange for $4 million and Kolpa is also a party to certain share option agreements pursuant to which Kolpa holds a call option to purchase all of the outstanding shares in EMC in exchange for the nominal value of the shares (aggregate amount of S/200.00 or approximately $54, based on an exchange rate of S/3.7 per dollar, for all shares).

Description of the Yen Mine Rights

Pursuant to the terms of certain mineral purchase agreements, Kolpa also is entitled to receive all minerals extracted from the Yen mine located in the Huachocolpa district (the “Yen Mine”), in the province and department of Huancavelica, within a mining concession owned by Kolpa. The Yen Mine is operated by informal miners in the process of formalization under mining exploitation agreements with Kolpa. Minerals are purchased by Kolpa in exchange for a payment in dollars, which is determined by a sampling and valuation process based on the dry metric tons of minerals. For the quotations, a 2% deduction will be applied to metal prices for market exposure, using the average market price of the delivery month. Payables will be calculated as follows: (Grade of the corresponding metal x Factor x Quotation x 0.98) minus applicable deductions.

Rationale for the Acquisition

Endeavour believes that the principal benefits of the Acquisition are as follows:

•	Consistent with Endeavour’s Plan to Become a Senior Silver Producer: The Acquisition is a strategic acquisition of Endeavour’s third producing mine, and first in Peru – the world’s third largest silver producing jurisdiction. The Kolpa Mine is a fully funded operating primary silver asset that is expected to increase the Company’s production profile by approximately five million AgEq oz (based on 2024 production levels).

•	Track Record of Production Growth with Near-Term Expansion: The Kolpa Mine began as a small-scale <800 tpd operation and has successfully undergone numerous expansions to reach its current capacity of 1,800 tpd, with permitting in progress for additional expansion to 2,500 tpd.

•	Underground Operation that Leverages Endeavour’s Technical Strengths: The Acquisition provides an excellent fit with Endeavour’s underground operating skill set, combining strengths and experience of key operating team members with a long-term work history at the Kolpa Mine.

•	Exploration Upside: The Acquisition represents a consistent track record of growing resources net of depletion with numerous opportunities to further define and potentially expand recent near-mine exploration discoveries and make new discoveries on an underexplored land package.

•	Active Silver Mining District: The Acquisition provides a platform for further potential acquisitions in a country and region with numerous mining operations and prospective geology.

Share Purchase Agreement

On April 1, 2025, Endeavour, the Purchaser and the Vendors entered into the Share Purchase Agreement, pursuant to which the Purchaser will acquire all of the issued and outstanding shares of Kolpa from the Vendors in exchange for the Upfront Consideration and the Share Consideration. In addition, as part of the Acquisition, Endeavour has agreed to pay the Contingent Consideration, which is payable in increments of U.S.$500,000 for each 1 million AgEq oz defined above 100 million ounces across proven, probable, measured, indicated and inferred categories in any NI 43-101 technical report prepared and filed by Endeavour with respect to the Kolpa Mine within 24 months of the Acquisition Closing Date. Kolpa also has an outstanding cash balance of approximately U.S.$10.1 million as of December 31, 2024, and certain outstanding Credit Facilities. The Credit Facilities are comprised of a U.S.$15 million term loan bearing interest at the secured overnight financing rate determined in accordance with the facility plus 5.5%, with an outstanding balance as at December 31, 2024 of U.S.$15 million, repayable in September 2029, and a U.S.$27 million short term loan bearing interest at 8.55%, with an outstanding balance as at December 31, 2024 of approximately U.S.$12.6 million, with final repayment due in May 2026. Kolpa has an outstanding cash balance of U.S.$10.1 million as at December 31, 2024. The Upfront Consideration will be funded through a combination of the net proceeds from the Stream Agreement, the net proceeds from the Offering and cash on hand.

Representations, Warranties and Covenants

Under the Share Purchase Agreement, each of Endeavour, the Purchaser and Vendors have made various customary representations and warranties. The Vendors’ representations and warranties regarding Kolpa and its subsidiary, Compañía Trasmisora Sur Andino S.A.C. (“Andino”, and together with Kolpa, the “Group Companies” and each, a “Group Company”), relate to, among other things, certain corporate matters, compliance with laws, authorizations, title to and sufficiency of assets, material agreements, environmental matters, employees, insurance, technical information, payment of taxes, anti-corruption, anti-bribery laws, anti-money laundering laws, child and forced labor, sanctions, data security and privacy. Each Vendor’s representations and warranties relating to itself relate to, among other things, certain corporate matters, authorizations, no conflict, no other agreements to purchase and title to purchased shares. The Share Purchase Agreement also contains customary negative and affirmative covenants on the part of the parties, including but not limited to, that each of the Vendors will cause each Group Company to conduct its portion of the business in the ordinary course and will not solicit, contract for the services of or induce the termination of employment or cessation of services of any employee or contractor of the Group Companies, or act in a way that would materially impair the relationship between the business and operations at the Group Companies or any person for two years following the Acquisition Closing Date. In addition, the Purchaser has agreed to use reasonable best efforts to receive necessary approvals, and each Vendor has agreed to use its commercially reasonable efforts to obtain any consents, approvals and waivers required prior to closing the Acquisition. The parties have also agreed to make reasonable best efforts to make all filings and to obtain all authorizations from governmental entities as necessary for the completion of the Acquisition. The Purchaser has determined that it does not need to obtain antitrust clearance from the Instituto Nacional de Defensa de la Competencia y de la Propiedad Intelectual (the “Antitrust Authority”), and has provided a representation confirming this in the Share Purchase Agreement.

Indemnification and Liability

Pursuant to the Share Purchase Agreement, subject to certain limitations, each of Endeavour, the Purchaser and Vendors are liable for indemnifiable damages sustained as a result of or in connection with the breach of their respective representations, warranties or covenants. The Vendors have also indemnified Endeavour and the Purchaser against any damages resulting from pre-closing taxes.

Limitations of Liability

Under the Share Purchase Agreement, Endeavour, the Purchaser and the Vendors will generally have no liability or obligation with respect to an individual claim unless the claim exceeds U.S.$35,000. Additionally, no party will have any liability or obligation to make any payment for damages until the aggregate of all damages suffered exceeds U.S.$3,100,000, following which such party will be responsible for damages up to an aggregate amount of damages equal to U.S.$35 million. However, the foregoing does not apply to claims resulting from the breach of certain specified fundamental representations and warranties, breach of covenants or in the case of gross negligence or wilful misconduct on the part of the parties, provided that, in each case, no Vendor shall be liable for indemnification for any amount with respect to such matters in excess of each Vendor’s pro rata share of the purchase price and Endeavour and the Purchaser shall not be liable for indemnification for any amount with respect to such matters in excess of the Purchase Price.

Closing Conditions

Closing of the Acquisition is subject to customary closing conditions, including: (i) the compliance by the parties of their respective covenants; (ii) the accuracy of the parties’ respective representations and warranties; (iii) there being no action or proceeding prohibiting the transaction pending before any governmental authority; and (iv) the receipt of the necessary regulatory approvals, consents and other authorizations, including, if required, an antitrust clearance from the Antitrust Authority. Each of the closing conditions may be waived by the party to whom such condition applies.

Termination

The Share Purchase Agreement contains termination provisions that are customary for a transaction of this nature. In addition to the right of the parties to terminate the Share Purchase Agreement by mutual written consent, either party may terminate the Share Purchase Agreement should any of the following occur: (i) any governmental authority issuing a final and non-appealable order or decision, or taking any other such action, that permanently restrains, enjoins or otherwise prohibits consummation of the Acquisition; (ii) if a closing condition has not been either satisfied or waived the breach has not been cured within the earlier of (a) 30 days following written notice of such breach by the non-breaching party; and (b) June 30, 2025 (the “Outside Date”); or (iii) if the closing of the Acquisition has not occurred by the Outside Date or such later date as the Vendors may extend in writing. Additionally, the Purchaser may terminate the Share Purchase Agreement if any of the representations or warranties of the Vendors are untrue or inaccurate in any material respect or if the Vendors have failed to perform or fulfill any of their covenants or obligations under the Share Purchase Agreement in any material respect.

Ancillary Agreements

In connection with the Acquisition, the Vendors and Endeavour will enter into a support agreement (the “Support Agreement”), pursuant to which the Vendors will agree to vote their Common Shares in favour of recommendations made by the Board of Directors of Endeavour. Endeavour will also hold a placement right for Endeavour to facilitate any block trade over 2% pursuant to the Support Agreement. Additionally, the Purchaser and Vendors will enter into an adjustment escrow agreement pursuant to which U.S.$5 million of the Purchase Price will be held in escrow subject to a post-closing adjustment based on the working capital, cash and net debt of the Group Companies at closing.

Stream Agreement

In order to fund a portion of the Upfront Consideration, Endeavour has, through its wholly-owned subsidiary Kolpa Canada Ltd. (the “Stream Seller”) entered into a copper purchase agreement (the “Stream Agreement”) with Versamet Royalties Corporation (the “Stream Purchaser”).

The Stream Agreement applies to minerals from the Stream Properties (as defined in the Stream Agreement), which include the Kolpa Mine and to minerals processed through the existing and future mineral processing facilities of the Kolpa Mine, other than future mineral processing facilities with nameplate capacity not less than 15,000 tonnes per day.

Subject to the terms and conditions of the Stream Agreement, at the closing date of the Stream Agreement, which shall be concurrent with the closing of the Acquisition, the Stream Purchaser will provide Endeavour with U.S.$35 million as a prepayment (the “Deposit”).

Following the closing date of the Stream Agreement, the Stream Purchaser agrees to purchase from the Stream Seller the greater of: (i) refined copper equal to 95.8% of produced copper (irrespective of the copper payable under the relevant offtake agreement), and (ii) refined copper equal to 0.03 pounds per pound of produced lead. Once 6,000 tonnes of refined copper have been delivered, the Stream Purchaser agrees to purchase from the Stream Seller 71.85% of produced copper. Once 10,500 tonnes of refined copper have been delivered, the Stream Purchaser agrees to purchase from the Stream Seller 47.9% of produced copper.

The Stream Purchaser will purchase LME Warrants (as defined herein) from the Stream Seller at a purchase price (the “Copper Purchase Price”) equal to the spot price of refined copper for each metric tonne delivered. Until the Deposit has been reduced to zero, the Copper Purchase Price will be paid in two parts: (i) 10% of the spot price of refined copper payable in cash (the “Ongoing Copper Payment”); and (ii) 90% of the spot price of refined copper which would be paid by a reduction of the Deposit. After the Deposit has been reduced to zero, the Stream Purchaser will purchase refined copper for a purchase price equal to the Ongoing Copper Payment for each metric tonne of copper delivered.

The Stream Seller shall sell and deliver to the Stream Purchaser all refined copper to be sold and delivered under the Stream Agreement by way of transfer of refined copper warrants (the “LME Warrants”) and shall not sell and deliver to the Stream Purchaser any physical refined copper produced in Peru and shall not deliver to the Stream Purchaser any LME Warrant issued in respect of physical refined copper resulting from copper produced in Peru.

The Stream Agreement provides for a right of first refusal in favour of the Stream Purchaser with respect to the sale or transfer of any royalty, stream or similar interests in respect of minerals from the Stream Properties.

The Stream Agreement would be secured by an equity pledge of the Stream Seller in Kolpa, which the Stream Purchaser would agree to subordinate in favor of future financiers of the Stream Properties. The Stream Agreement includes customary stream survival terms in favour of the Stream Purchaser.

The Stream Agreement also provides the Stream Purchaser with a right to purchase an additional stream interest equivalent to up to 2.2% of the total revenue in future discoveries of mineral deposits at the Kolpa Mine that are processed through a new mineral processing facility with nameplate capacity of not less than 15,000 tonnes per day. If the Stream Purchaser does not exercise this right, minerals processed through the new facility are not subject to the Stream Agreement.

The Stream Agreement has a 10-year term, subject to 10-year automatic extensions in certain circumstances.

The Stream Agreement contains customary covenants, representations and warranties for a transaction of this nature.

KOLPA Mine

Information relating to the Kolpa Mine is set out below. The “Summary” section of the Kolpa Technical Report is reproduced below, and readers should consult the full Kolpa Technical Report to obtain further particulars regarding the Kolpa Mine. Capitalized terms used in this section have the meanings assigned to them herein, or in the Kolpa Technical Report if not otherwise defined herein, and may differ from definitions of such terms used elsewhere in this Prospectus. The Kolpa Technical Report is available for review electronically on SEDAR+ (www.sedarplus.ca) under Endeavour’s issuer profile and is incorporated by reference in its entirety herein. All scientific and technical information in the following summary has been extracted from the Kolpa Technical Report, which was prepared by Allan Armitage, Ph. D., P. Geo., and Henri Gouin, P.Eng. of SGS Geological Services, each of whom is a qualified person within the meaning of NI 43-101.

1               SUMMARY

1.1           Introduction

SGS Geological Services Inc. (“SGS”) was contracted by Endeavour Silver Corp. (“Endeavour” or the “Company”) to prepare a National Instrument 43-101 (“NI 43-101”) Technical Report for the Huachocolpa Uno Mine (“Huachocolpa Uno”, the “Mine” or the “Property”) located in the districts of Huachocolpa and Santa Ana, in the province and department of Huancavelica, 490 km southeast of Lima, Peru. Huachocolpa Uno is currently an operating mine.

Endeavour has announced that it has entered into a definitive share purchase agreement (the “Agreement”) to acquire all of the outstanding shares of Compañia Minera Kolpa S.A., (“Kolpa”) from subsidiaries of its shareholders Arias Resource Capital Management and Grupo Raffo, in exchange for total consideration of U.S.$145 million (subject to certain adjustments) comprised of U.S.$80 million in cash and U.S.$65 million payable in Endeavour common shares (the “Transaction”). In addition, as part of the Transaction, Endeavour has agreed to pay up to an additional U.S.$10 million in contingent payments upon the occurrence of certain events, and Endeavour will also add approximately U.S.$20 million in net debt, which will remain outstanding and repayable by Kolpa.

The cash consideration will be funded through a combination of a new copper purchase agreement with Versamet Royalties Corporation, a bought deal financing of common shares of the Company and cash on hand.

Endeavour is headquartered in Vancouver, British Columbia (1130 – 609 Granville Street Vancouver, B.C., Canada, V7Y 1G5) with management offices in Leon, Mexico and Durango, Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company’s operations are comprised of the Guanaceví and Bolañitos mines located in Durango, Mexico and Guanajuato, Mexico respectively. The Company is developing the Terronera project located in Jalisco State, Mexico (the “Terronera Project”). The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The current technical report is authored by Allan Armitage, Ph.D., P. Geo., (“Armitage”), Ben Eggers, MAIG, P.Geo. (“Eggers”), and Henri Gouin, P.Eng. (“Gouin”) of SGS, and Dale Mah, P.Geo. (“Mah”) and Donald Gray, SME-RM (“Gray”) of (collectively, the “Authors”). Armitage, Eggers and Gouin are independent Qualified Persons as defined by NI 43-101. Mah and Gray are qualified person as defined by NI 43-101. However, they are not independent of the Company. Mah is Vice President, Corporate Development for Endeavour and Gray is Chief Operating Officer for Endeavour.

The current technical report complies with all disclosure requirements set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The current technical report will be used by Endeavour in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The current technical report is written in support of the Agreement.

1.2            Property Description, Location, Access, and Physiography

The Property is located in Comihuasa, Huachocolpa District, Huancavelica Province, Huancavelica Department of Peru, approximately 490 km southeast of Lima and 74 km south of Huancavelica City. The approximate coordinates of the Mine are 501,780m E and 8,556,217m N, using the UTM_WGS84 datum, or Latitude 13°04’ S and Longitude 74°59’ W.

The current Property includes 144 mining rights consisting of: 1 beneficiation concession, 4 mining claims and 139 mining concessions. Kolpa wholly owns 100% in the mining rights. All mining rights are in good standing as of the effective date of this report. The total effective area of the mining concessions is 25,176.85 ha, and the total effective area of the beneficiation concession is 366.23 ha. A total of 63 of the mining rights are part of the Economic Administrative Unit (EAU) “Huachocolpa Uno”. The mining rights are in the districts of Huachocolpa and Santa Ana, provinces of Huancavelica and Castrovirreyna, respectively, and department of Huancavelica, Peru.

The current access from Lima is via the asphalted Carretera Central to Huancayo (302 km, 7 hours) and then via an asphalted road to Huancavelica (143 km, 3.5 hours), and finally from Huancavelica to Huachocolpa Uno (74 km, 2.5 hours).

An alternative from Lima is via the highway Panamericana Sur to San Clemente (227 km, 2.5 hours) and then via an asphalted road to Chonta (249 km, 5 hours), and finally from Chonta to Huachocolpa Uno (19 km, 1 hour).

The airport “Alfredo Mendivil Duarte” National Airport) is located nearest to the mine in Ayacucho in the department of Ayacucho, approximately 219 km to the east.

Ayacucho is a department of the Republic of Peru located in the south-central part of the country, in the Andean region, bordering Junín to the north, Cuzco to the northeast, Apurímac to the east, Arequipa to the south, Ica to the west and northwest with Huancavelica. With 14 inhabitants/km², it is the seventh least densely populated department, ahead of Pasco, Moquegua, Amazonas, Ucayali, Loreto and Madre de Dios. The Ayacucho department was founded on April 25, 1822.

With provinces on both sides of the Andes Mountain range (east and west), Ayacucho has an area of 43.8 thousand km², which in terms of extension is similar to that of Denmark or Estonia, and a population in 2007 of 613 thousand inhabitants.

Ayacucho (founded as San Juan de la Frontera de Huamanga on April 25, 1540, and called Huamanga until February 15, 1825) is a Peruvian city, is the capital of the Ayacucho district, of the province of Huamanga and of the department of Ayacucho. It is located on the eastern slope of the Andes Mountain range at an altitude of 2761 m above sea level and is characterized by a temperate and dry climate, with sunshine year-round. It has a total area of 100.37 km² and a total population (2020) of 228,427 inhabitants, with a density of 60 inhabitants/km².

Kolpa’s operation includes the following main facilities.

•	Approximately, 1,800 tonnes per day (tpd) underground mine

•	Operational accesses

•	Offices and warehouses

•	Accommodations

•	Tailings Deposit “D”

•	Maintenance workshop

•	Power transmission line, high voltage, 60 kV

•	Kolpa’s 60 kV to 22.9 kV electrical substation.

•	Water Treatment Plant (NCD) and Mine Water Treatment Plant

•	Caudalosa Drinking Water Treatment Plant

•	Comihuasa Drinking Water Treatment Plant

•	Huachocolpa Uno processing stockpile platform

•	Huachocolpa Uno processing plant with capacity of approximately 1,800 tpd

•	Rublo waste dump

Huachocolpa Uno is in the eastern flank of the Western Cordillera of the Andes, or more precisely, in the inter-cordillera zone of the central Andes of Peru at an average elevation of 4,400 masl. The area is characterized by hillsides with steep to extremely steep slopes with frequent rocky outcrops, and colluvial or colluvial-alluvial deposits at the bottom of the slopes. Between the hillsides, there are flat-lying or sloping valley floor surfaces, formed by fluvial-glacial and morainic deposits.

The vegetation is present in lowlands with species such as Stipa, Festuca, Calamagrostis, Astragalus, Dystichia, and Scirpus with poor drainage and permanently wet soil formations (bofedales) with low potential for agricultural use, but generally used for grazing Andean camelids, sheep, and horses.

1.3            History

The first documented mining activity in the Huachocolpa District dates back to the chronicler Marco Jiménez de la Espada, 1586, who mentioned the Huachocolpa mine in Angaraes, with silver mineralization.

In the year 2000, the Raffo Group consolidated full ownership of the “Huachocolpa Uno” mining unit, including the administration and operation.

In 2016, the private equity fund Arias Resource Capital Management (ARCM), became a shareholder of Kolpa with an investment program of more than US$ 100 million. ARCM provided valuable experience and technical and financial skills specialized in capitalization and value creation associated with the responsible and sustainable operation of mining assets.

ARCM is a private equity fund that invests in mining companies globally with a special focus on Latin America. ARCM is a non-public fund registered with the U.S. Securities and Exchange Commission (SEC). Among the investments made by ARCM are: Largo Inc. and Sierra Metals Inc. Such information can be found in Canada’s SEDI system.

In December 2016, Compañía Minera Kolpa S.A. acquired from Compañía de Minas Buenaventura S.A.A. fifteen mining concessions of the “Recuperada Mining Unit”, which have geological resources covering an area of 2,674.71 hectares. Through this agreement, Kolpa acquired 100% title to those mining concessions, including the integral and accessory parts, and everything that in fact and by law corresponds or could correspond to them, without any reservation or limitation, and without any additional payment for these and other concepts other than those established in the transfer agreement. (Source: second clause of the transfer contract dated December 29, 2016).

Along with the acquisition of those mining concessions from Compañía de Minas Buenaventura S.A.A. (which resulted in Kolpa’s acquisition of the Patara and Escopeta projects), Kolpa received relevant geological and other technical information, such as samplings of underground and surface channels data, diamond drill hole results, IP/resistivity geophysical study and geological mapping for both projects.

Kolpa has operated the Huachocolpa Mining Unit since 2015 with two production zones differentiated by mining method: Underground mine in the Bienaventurada mine and Yen open pit. Additionally, the operation has two new zones named Chonta/Escopeta that will contribute to production in the following years.

Kolpa has operated the Huachocolpa Mining Unit since 2015 with two production zones differentiated by mining method: Underground mine in the Bienaventurada mine and Yen open pit. Additionally, the operation has two new zones named Chonta/Escopeta that will contribute to production in the following years.

Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.

1.3.1            Historical Mineral Resource Estimates

The MREs presented below were prepared for Kolpa and are considered historical in nature with respect to Endeavour. A qualified person has not done sufficient work to classify the historical resource estimates as current mineral resources or reserves and Endeavour is not treating the historical resource estimates presented here as current mineral resources or reserves. There are no current MREs for the Property. The historical estimates were prepared prior to the Agreement. Additional diamond drilling, underground channel sampling and mining has been conducted on the Property since the last historical MRE was completed. To upgrade historical estimates to current MREs, Endeavour will need to review all drill data and underground channel sampling completed to date, and revised all geological models, resource models and structural models as well as revised economic parameters for resource reporting. As well, Endeavour is planning on completing additional drilling on the Property before estimating new MREs.

The Property was the subject of an internal technical report in 2023 titled Huachocolpa Uno Preliminary Economic Assessment Project, Project Number 0094 which had an effective date of 31 March 2023 and a report date of 7 May 2024. The report was prepared for Kolpa. The technical report included open pit and underground MREs for 9 deposits on the Property, including Bienaventurada, EM Chonta, Tajo Yen, Escondida, Escopeta, Chonta, Teresita, Yen NE and Rublo. The combined MRE included a Measured + Indicated Mineral Resource of 5 Mt at 2.84 oz/t Ag, 3.07% Pb, 3.28% Zn and 0.24% Cu. In addition to the Measured + Indicated Mineral Resources, an Inferred Mineral Resource of 4.2 Mt at 3.16 oz/t Ag, 3.43% Pb, 3.25% Zn and 0.21% Cu is accounted for. The MRE was reported using all material (mineralization and waste) within resource shapes generated in MSO, and using geological criteria, resources were classified by mining method. NSR cut-off values of US$34.20/t for underground methods and US$23.30/t for Yen open cast resources, were used. Mineral resources are estimated using zinc price of US$1.59/lb, lead price of US$1.16/lb, copper price of US$5.36/lb, and silver price of US$31.20/oz. Metallurgical recoveries are based on recovery curves derived from historical processing data.

The MRE was revised in October 2024 (effective August 31, 2024) using an updated DDH and underground channel database (Table 1-1) and the same estimation methodology. The updated MRE included open pit and underground MREs for 11 deposits on the Property, including Bienaventurada, EM Poderosa, Tajo Yen, Escondida, Escopeta, Chonta, Teresita, Yen NE, Rublo, Coricancha and Pepito. Similar to the previous historical MRE, NSR cut-off values of US$34.20/t for underground methods and US$23.30/t for Yen open cast resources, were used.

Table 1-1 Summary of Historical Mineral Resources – Huachocolpa Uno,
October 2024 (effective August 31, 2024)

		Grade				Contained Metal
Category	Tonnage	Ag	Pb	Zn	Cu	Ag	Pb	Zn	Cu
	(Mt)	(oz/t)	(%)	(%)	(%)	(Moz)	(Kt)	(Kt)	(Kt)
Measured	2.8	4.07	3.99	3.83	0.33	11.3	110.8	106.3	9.2
Indicated	3.5	2.92	3.06	3.07	0.24	10.1	105.7	106.1	8.3
Measured & indicated	6.2	3.43	3.47	3.41	0.28	21.4	216.5	212.4	17.5
Inferred	5.0	2.90	3.02	3.37	0.24	14.6	152.3	170.0	12.1

•	The MRE was performed using MineSight (MS) and Leapfrog. 3D vein shells were constructed in Leapfrog Geo, using geological sections, assays results (underground channels and DDH’s), lithological interpretation, underground mapping, and structural data. To determine the length of composites samples by domain, the statistic mode of the sample length was used. To correct outliers, the technique of dimensioning from Cumulative Probability Plot (CPP) graphs was applied.

•	Rotated block models of 1 x 3 x 3m were used for the Bienaventurada, Escopeta, Escondida, Teresita, Rublo, Yen NE and Chonta veins coinciding with the vein direction. For Yen Open Cast, unrotated block model of size 1 x 1 x 1 m was used. The reported grades were estimated using Ordinary Kriging (OK). The block models were validated using industry standard techniques. The resource classification criteria include the distance to the nearest drill hole and the number of samples.

•	High-grade assays were capped for Ag, Cu, Pb and Zn to limit the influence of a small number of outliers located in the upper tail of the grade distributions. The raw assays were limited prior to compositing. CPP plots commonly show outliers in the 98th to 99th percentile.

•	The Ag, Cu, Pb and Zn grades were estimated using ordinary kriging (OK) in all block models. Inverse distance weighting (IDW) and Nearest neighbour (NN) methodologies were used for estimation comparison and validation. The estimation was performed in four passes, the first one equal to 100% of the variogram range, the second equal to 150% of the variogram range, the third equal to 200% the variogram range, the fourth equal to 1000% variogram range.

•	In the block model, most of the veins were assigned the density value by interpolation by the ID method, while in the other veins that did not have a density measurement, the average density of the total data obtained was used (generally 2.90 to 3.00 9g/cm3).

•	The classification of the MRE is consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standard definitions for mineral resources and reserves dated May 10, 2014 (CIM definitions, 2014).

•	For Bienaventurada Measured was estimated within drilling patterns 20m x 10m x 20m and includes channel sampling at 3m x 6m inside the mining developments levels and sublevels. Indicated was estimated within drilling patterns 40m x 20m x 40m and includes channel sampling at 6m x 12m for the mining development levels. Inferred was estimated with drilling patterns greater than 40m x 20m x 40m and maximum search distances at 70m x 46m x 13m in Bienaventurada.

•	For Escondida the drilling pattern and the search distances were the same; however, Escondida did not have channel samples, but only drilling information. Chonta, Escopeta and Rublo were mostly explored by development and channel sampling; no drilling data was available. Measured was defined by development drifts inside the deposit, with channel samples collected 2m x 1m x 6m (levels and sublevels). Indicated was defined by development drifts inside the deposit, with channel samples collected 2m x 1m x 12m (levels). Inferred was estimated with the same channels as Indicated resource with extension search distances 91m x 50m x 10m.

1.4	Geology and Mineralization

The Huachocolpa mining district is located on the eastern part of the Cordillera Occidental Mountain range and has a varied geomorphology. Altitudes vary between 4,200 masl and 5,000 masl and are characterized by rugged relief such as mountains, cliffs, and moderate to gentle slopes.

The Andean Cordillera developed as a result of the subduction of the Nazca oceanic plate that produced a compression from east-northeast to west-southwest, which led to a complex sequence of folds and thrusts that stretches along the west coast of Peru. Mountain development initiated in the late Triassic and continues to the present day.

Regionally, the lithological sequences consist of a basement of moderately to strongly folded strata of Paleozoic age, such as pelitic sediments of the Excelsior Group (Devonian) to molasic sedimentation of the Mitu Group (Upper Permian); proceeding to Mesozoic sequences such as marine sedimentary sequences of the Pucara Group (Triassic-Jurassic) to continental and marine facies deposition of the Goyllarisquizga Group and the Chulec and Pariatambo formations, respectively; and, finally, affecting the early and middle Tertiary sequences which are unconformably overlain by late Tertiary volcanic and sedimentary rocks.

In the Huachocolpa area, the late Tertiary rocks are evidence of an important volcanic and plutonic belt and consist of large volumes of andesite, dacite and rhyodacite type composition that form an interpenetrated complex of domes, plug domes, dikes, flows and composite volcanoes. The intrusive rocks of the belt are represented by bodies such as the Cordillera Blanca batholith in northern Peru. In many locations in the Huachocolpa District the middle and late Miocene and Pliocene volcanic rocks are moderately to strongly propylitized and are cut by a broadly distributed system of Pb-Zn-Ag veins, generally steeply dipping to the east-west, west-northwest or east-northeast. The domes, flows, and breccias also are cut by a distinctive suite of discontinuous and somewhat irregular north-south-trending dacite-rhyodacite dikes and plug domes. In contrast to the rocks that they intrude these dikes and domes are virtually unaltered.

Huachocolpa is sited within the Central Cordillera of Peru along the central part in the recognized Miocene Polymetallic Mineral Belt, including deposits like Yauricocha, Corihuarmi, Marta, Pucajaja, Palkawanka, Julcani, Caudalosa Grande and El Milagro.

The mineralized Huachocolpa Uno deposit is on a sequence of Cenozoic volcanic rocks, belonging to the Huachocolpa Group, locally two units are recognized. At Huachocolpa Uno, Mesozoic sedimentary rocks, Cenozoic igneous rocks, and Tertiary volcano-sedimentary sequences, travertine and Quaternary deposits are identified.

Local structural context predominantly includes sub-vertical structures resulting from compressive stresses relating to the Andean Orogeny. Amongst these we identify the Chonta fault, the Huachocolpa fault, and several other local minor lineaments. Structural controls on mineralization result in well-developed arrays of ENE to NE trending mineralized vein-sets (such as the Bienaventurada vein-set structures). The structural pattern can repeat and extend over other nearby sets of differently oriented structures, resulting in adjoining sequences over-lapping so as to produce a form of `structural pairing. Such structural settings are observed hosting polymetallic mineralization.

During the Tertiary Andean Orogeny Quechua III Stage (4th and final phase), volcanic centers formed, and late minor intrusions occurred, which favored the occurrence of mesothermal to epithermal mineralization, characterized by argillic alteration aureoles.

At Huachocolpa Uno, hydrothermal alteration has been identified adjacent to the mineralized structures from centimeter up to one-meter-wide scale. Argillization, occurs in hypogene and supergene types where hypogene argillization is characterized by the assemblage of feldspars pervasively substituted by clay minerals, especially within the matrix. Silicification, with quartz replacing feldspars, silicification occurs mainly in the Caudalosa 1, Caudalosa 2, Esperanza, Marisol, and Diana vein systems.

Phyllic with a quartz-sericite and potassic alteration assemblage, with variable intensities of strong, moderate, and weak and irregularly distributed throughout the mine area, mainly in association with the Bienaventurada vein. Propylitization, with an epidote-chlorite-pyrite alteration assemblage, mainly observed in the slightly altered areas of the host volcanic rocks.

The above represent the styles of hydrothermal alteration identified in the Bienaventurada and Yen zones, as well as in all the mineralized zones of Huachocolpa Uno.

Regionally, Huachocolpa Uno is localized in the Metallogenic Belt of Central Peru into the Western Polymetallic Sub-province, with more than 150 mining projects with possibilities of discovering Ag-Pb-Zn-Cu-(Au) mineralization. In addition, Huachocolpa Uno is a Polymetallic Epithermal Low Sulfidation deposit, with vetiform style of mineralization occurring as fracture filling by hydrothermal solutions. Geological characteristics (host rock, metallic contents, hydrothermal alterations) are similar to neighboring mineralized deposits such as Recuperada, San Genaro, Caudalosa Grande, El Palomo, Dorita, amongst others.

Likewise, Huachocolpa Uno contains several systems and multiple structures with different styles of mineralization, including Polymetallic Low Sulfidation Epithermal (LS), Precious Au- Ag LS Epithermal and possibilities of Precious Au-Ag High Sulfidation Epithermal (HS) and Au- Ag-(Cu) Skarn.

The Bienaventurada Vein represents a brecciated structure with mineralization occurring in the form of massive bands, patches, veins, blebs and disseminations composed principally of sphalerite, galena and tetrahedrite. The mineralization generally forms a matrix encompassing sub-angular breccia fragments composed of altered host volcanic rock.

The economic mineralization is composed of filler sphalerite, galena, chalcopyrite and gray copper in the form of massive, crustified, irregular bands, nuclei and disseminations. The gangue comprises of milky quartz, hyaline quartz, kaolin, pyrite, realgar, orpiment, barite, calcite, stibnite and gypsum. Clasts and inclusions of silicified and argilized rock are observed within the mineralized zones. Mineragraphic studies and scanning electron microscope determine the presence of minerals such as: marcasite, pyrrhotite, melnikovite, varieties of lead sulfosalts (bournonite, seligmanite, dufrenoysite, jordanite, gratonite), gray copper (thenantite, tetrahedrite, freibergite, argentotennantite), silver sulfosalts, etc. Microtextures that stand out the most are those of replacement followed by filler, simultaneous growth and coliform indicators.

The host rock is a porphyritic andesitic volcanic, with plagioclase phenocrysts, selectively altered to clay, in some sectors with phyllic alteration and weak to moderate argillic alteration observed adjacent to the phyllic zones. According to microscopic studies, it would be a porphyritic volcanic rock that has undergone a process of hydrothermal alteration. They have generally been altered by hot fluids passing through them, with which the polymetallic mineralization is associated. Argillic alteration, followed to a lesser extent by silicification, predominates on the surface.

Inside the mine there are halos of hypogene alteration made up of sericitization, argilization, silicification and mild potassic-adularia that are distributed indistinctly throughout the mine. Propyllitic alteration occurs in the weakly altered host rocks.

A selected sample was taken in TJ 856 of the Bienaventurada Este Techo 1 vein. This vein is an offshoot (or splay) off the Bienaventurada vein. The sample was collected for the study of fluid inclusions to determine the continuity of the mineralization and to help determine the orientation of mineralized shoots below the elevation 4330 masl. The economic mineralization occurs as: galena, sphalerite (mainly of the blonde blende variety), gray coppers and a lesser proportion of chalcopyrite. Gangue minerals are generally milky quartz in massive compact form filling the available structures; and also, in smaller quantities, hyaline quartz crystallized in small geodes.

The Rublo vein is the master vein in all of the Yen mineralized system. Relative to the rest of the veins, it moved dextrally normal, forming sigmoid or tensional veins like for example: Leticia vein, Fortuna vein, Fortuna Norte vein, Tapada and Tapada Norte vein.

Yen’s polymetallic mineralogy is similar across its length with variations in concentration. The hydrothermal fill concentrates massive white quartz and druse quartz, with barite and calcite. The observed mineralization textures of sphalerite, galena, argentiferous galena, chalcopyrite, pyrite, realgar, and orpiment, are massive, banded, stockwork and implosion breccia-like.

Mineralization at Huachocolpa Uno shows general geologic, structural and mineralogical characteristics of low sulfidation epithermal deposits.

1.5	Exploration

Kolpa initiated exploration in 2016. Exploration methods have included geological mapping, surface channel sampling, and geophysics in addition to diamond drilling from surface and underground. Surface mapping programs were completed by Kolpa from 2018 to 2021, with surface geochemical sampling programs completed in 2019 to 2023, and a substantial geophysical program (resistivity, IP, magnetics) was completed in 2018. The Huachocolpa Uno Project has significant exploration potential with multiple exploration targets on the Property, classified as Near Mine, Brownfield, and Greenfield targets.

1.6	Drilling

The Huachocolpa Uno Project drilling database utilized for the estimation of historical resources has been limited to drilling completed between 2001 and 2024 by Compañía Minera Caudalosa S.A. and Compañía Minera Kolpa S.A. Effective December 31, 2024, the Huachocolpa Uno database contains results from over 716 drill holes totaling 187,131.71 m. All drill holes included in this dataset correspond to diamond core drilling methods.

Of the total drilling, over 594 holes were completed from underground workings within the Bienaventurada mine totaling 161,602.31 m, and over 112 holes were completed from surface at the Yen Project totaling 25,529.40 m. Compañía Minera Kolpa S.A. has completed over 556 holes for 153,45.65 m for diamond drilling. Only drilling annual meterage totals are available for 2023 and 2024 and exact drill hole counts are not currently available for these years.

In addition to diamond drilling, a total of 39,971 channel samples totaling 52,621 m were collected from 2004 to 2021. Of these, 38,677 channel samples (51,821 m, 96.8%) were collected at the Bienaventurada mine, 688 channel samples (533 m, 1.7%) were collected at the Chonta mine, 606 channel samples (267 m, 1.5%) were collected at the Escopeta project.

1.7	Mineral Processing and Metallurgical Testing

Metallurgical test work is limited for the Property. However, a process plant has been running successfully on the Property for a number of years. A summary of the processing plant performance since 2016 is provided in Table 1-2. The feed rate has increased since 2020. Concentrate production has accordingly increased.

The current process plant is suitable for continuing operations.

Table 1-2 Processing Plant Historical Record Performance

	2016	2017	2018	2019	2020	2021	2022	2023	2024
Tonnes Processed	283,714	283,445	326,005	400,117	455,564	593,545	631,455	661,535	686,503
Head Grade Ag (opt)	3.39	3.80	3.99	3.40	2.26	2.04	2.66	3.06	3.30
Head Grade Pb (%)	4.21	3.34	3.07	3.60	2.92	2.44	2.85	2.90	3.08
Head Grade Zn (%)	3.91	3.74	3.04	2.48	2.87	2.44	2.02	2.12	2.13
Head Grade Cu (%)	0.45	0.33	0.26	0.27	0.27	0.22	0.18	0.18	0.18
Recovery Ag (%)	81.36	81.40	82.92	90.67	89.21	86.58	85.35	89.14	89.88
Recovery Pb (%)	85.95	86.15	90.13	94.53	91.50	89.60	89.98	92.82	93.79
Recovery Zn (%)	84.85	80.96	81.96	81.40	84.84	82.99	82.15	83.91	85.82
Recovery Cu (%)	54.05	52.73	67.98	63.32	56.23	47.04	33.01	44.33	42.54
Produced Ag (oz)	783,664	853,849	1,070,030	1,237,452	863,159	1,049,111	1,431,962	1,805,663	2,037,053
Produced Pb (tonnes)	10,255	8,065	8,998	13,623	12,158	12,971	16,202	17,825	19,820
Produced Zn (tonnes)	9,415	8,394	8,052	7,943	11,011	12,028	10,488	11,746	12,554
Produced Cu (tonnes)	688	492	602	95	690	608	379	522	518
Produced AgEq (oz)	2,812,087	2,536,298	2,827,071	3,153,182	3,206,687	3,532,924	3,916,593	4,599,018	5,066,852

Note : AgEq Calculated using (Pb tonnes x $1,984 + Zn tonnes x $2,755 + Cu tonnes x $9,369)/$26) + Ag oz

1.8	Mineral Resource Estimate

There are no current Mineral Resource Estimates on the Property

1.9	Mineral Reserve Estimate

There are no current Mineral Reserve Estimates on the Property

1.10	Mining Methods

Kolpa has operated the Huachocolpa Uno mining property since 2015, with two distinct production areas: the Bienaventurada underground mine and the Yen open pit. Average production is approximately 1,200 tpd from underground operations and 300 tpd from the open pit.

Mine production at the Bienaventurada underground mine uses a combination of longhole stoping, with stope heights ranging from 8 to 11 m, and conventional cut-and-fill mining with 2 m vertical cuts. Mechanized equipment is used primarily for mucking material from development headings and stopes. Both methods are backfilled with waste rock generated from development and stoping activities, placed using mechanized equipment. Waste rock from development is sufficient to meet backfill requirements; no material is backhauled from the surface. Current underground operations reach depths of up to 500 m. Mineralization is hauled to surface and transported to the processing plant, located approximately 3 km from the portal.

The Yen open pit is mined using conventional mechanized methods with 15 m³ or 30-tonne dump trucks. The pit is designed with 5 m high benches, a 45° inter-ramp angle, and 6 m-wide one-way ramps. Two access ramps connect the pit to the processing plant for haulage.

The Property is an operating mine, and production is expected to continue. The mining methods in use are appropriate for sustained operations.

1.11	Recovery Methods

Kolpa conducts exploration, exploitation and beneficiation of polymetallic minerals with high contents of lead, silver, zinc and copper, to produce and market concentrates of copper (Cu), lead (Pb) and zinc (Zn).

New and replacement processing equipment procurement is progressing to expand milling capacity from 1,800 tpd to 2,500 tpd.

The following sections describe the 1,800 tpd processing flowsheet and the flowsheet for the expansion to 2,500 tpd, including equipment, key consumables and utilities for the concentrator at the Huachocolpa Unit.

The existing concentrator plant beneficiates the polymetallic mineralized material using a conventional selective flotation process to obtain a bulk concentrate that is subsequently separated into lead-copper and zinc concentrates. The concentrator plant performs the following processes:

•	Crushing.

•	Grinding and classification to the pulp.

•	Bulk flotation Cu-Pb-Ag.

•	Separation Pb-Cu.

•	Flotation Zn.

•	Thickening and filtering of the Zn, Pb and Cu concentrates.

•	Classification, transport and tailings disposal.

The current process design is suitable for continued operation on the Property.

1.12	Project Infrastructure

The Huachocolpa Uno Mining Unit has sufficiently sized and maintained infrastructure to conduct mining activities responsibly and sustainably as well as socially and environmentally compliant.

1.12.1	Access and Roads

The Huachocolpa Uno Mining Unit is easily accessible from Lima and any other city on the Peruvian coast, also from the center of the country, through paved national public roads. The last stretch of 19 km is on a departmental road, which the Regional Government maintain in good condition, that reaches the Mining Unit entrance; Kolpa has constructed gravel roads and paved roads to access the Mine, Plant, tailing facilities, waste dumps and other facilities.

1.12.2	Power

The electricity is supplied via the national power grid form major producers through long-term contracts. These long-term supply contracts are being extended until December 2025.

To supply power to the Mining Unit, KOLPA acquired a 60-kV line that transports energy from Huancavelica to the substation that Kolpa constructed and reduces energy from high voltage 60 kV to medium voltage in 22.9 kV. The average monthly electricity consumption of the Mining Unit is 5.5 KWH. The Mine consumes approximately 60% and the Concentrator Plant approximately 40%.

Three backup diesel generators with total 1.5 MW capacity of are maintained and available.

The existing power systems are suitable to meet the requirements for the 2,500 tpd expansion.

1.12.3	Water Supply

The project has four water-use licenses that include consumption purposes (0.6 L/s and 0.55 L/s), mining (1,034 L/s) and industrial (15 L/s) mainly from springs (Bienaventurada 1, 2 Bienaventurada 3, Chipchilla, Poderosa, Rublo) and the Escalera River. In recent years the water for the mining operations is recirculated from the Centralized Pumping System inside the underground mine, where water infiltrating into the operating areas is directed to the treatment sumps located at level NV 4230. In these sumps, the suspended solids are removed, and the pH is adjusted; some water is reused for the equipment operation, and for drilling, dust control and concrete and shotcrete supply some water is pumped to the surface t for treatment at mine water treatment plant (NCD Plant) to ensure effluent compliance limits are met.

Water treated at the NCD Plant is used at the Concentrator Plant and any excess is discharged into the river, at the V-01 discharge point, complying with the standards and a permit limit approved by the environmental authorities. Due to the large amount of water reuse, water consumption from natural sources is very low and mainly for human consumption.

The plan is to increase the water treatment plant capacity to 120 L/s for the 2,500 tpd expansion.

1.12.4	Waste Dump

The Project currently uses the Rublo Alto waste deposit to deposit waste material not used as backfill in the mine; this waste deposit has a capacity of 575,812 m3 and the DD-15 waste deposit has a storage capacity of 415,000 m3. Additionally, permits were applied for the construction and operation of DD-01 with a capacity of 791,340 m3 and DD-60 with a capacity 337,710 m3, DD-61 with a capacity 419,466 m3. The waste dump projects to meet the life-of-mine waste generation.

1.12.5	Mineral Stockpile

The mineral extracted from the Mine is transported to the stockpile area located in Comihuasa, for classification and blending prior to delivery to the concentrator plant. The stockpile location has an area of 10,000 m2 and an approximate storage capacity of 30,000 tonnes.

1.12.6	Tailing Storage Facilities

The tailing storage facilities planned for the LOM are designated as “D” and “C”. The tailing deposit “D” built in 2018 has been designed in five stages for a total life of 12 years at current production levels.

Engineering studies have been undertaken for each TSF project. The Stage IV study was completed in January 2022.

The tailing deposit “C” had a storage capacity for six (6) months with the current production levels. Deposit “C” has environmental permits and controls and serves as a contingency for the operation. The deposited tailings are thickened and cycloned.

Design concepts have been prepared for future expansions to phases VI, VII and VIII. The need for these expansions will include plans for using tailing to prepare backfill for the underground mine once the paste fill plant is constructed.

1.12.7	Buildings

The buildings and facilities for the Huachocolpa Uno Mining Unit are built along the Escalera River ravine, in two well-defined areas:

•	In the area called Caudalosa, where the Bienaventurada mine is located, the facilities include warehouses, explosives magazines, workshops, offices, dining rooms, and camps. The Caudalosa camp will be expanded to accommodate a maximum 1,200 workers for the 2,500 tpd expansion.

•	In the area called Comihuasa, facilities include the concentrator plant, tailings “D” and “C”, mineral stockpile, Kolpa electrical substation, fuel station, water treatment plant, tailing thickener, drinking water treatment plant, workshops, medical center, chemical laboratory, metallurgical laboratory, offices and camps. The camp will be expanded to accommodate 500 workers for the 2,500 tpd expansion.

Current site infrastructure is suitable for continuing operations.

1.13	Market Studies and Contracts

Endeavour has reviewed market studies for commodities and price outlook. The long-term markets for lead, zinc, copper, and silver are influenced by demand growth in industries like construction, electronics, renewable energy, and electric vehicles (EVs), as well as supply constraints, geopolitical factors, and environmental regulations. The outlook for lead is likely to remain relatively stable, while zinc could see moderate increases due to supply constraints. Copper demand is expected to grow due to structural supply deficits and silver prices are likely to trend upwards in the long term due to industrial demand, and its role as a hedge against inflation. The Authors have reviewed the studies and analysis. It is the Authors’s opinion that the results support the long-range pricing assumptions and other marketing premises used in the current technical report.

Zinc prices are currently in the range of US$ 1.30–1.47/lb, having reached a 2022 high of US$ 2/lb in April 2022.

Smelter treatment charges (TCs) have experienced a volatile market over the last 16 months, with zinc supplies in deficit, leading to lower smelter spot treatment charges (and in some limited cases, negative TCs). As of the last quarter of 2024, zinc supply appears to be in a deficit situation for the near term and stabilizing in the longer term.

Existing sales agreements are expected to continue in the near term and may require updating upon expiry.

Lead prices are currently in the range of US$ 0.90 – 1.10/lb.

As stated above, although lead is not in the same supply deficit as zinc, treatment charges have experienced volatility to lower prices over the last 16 months, but existing sales agreements are expected to continue in the near term.

Transport and shipping costs are the same as those for the zinc concentrates. No lead smelter is currently operational in Peru, so it is presumed that the concentrates referred to in this study will be shipped to Asia.

Copper prices over the last 18 months range from US$ 4.00 – 5.05/lb.

Copper prices have shown a strong performance in international markets. The copper market is exhibiting a long-term supply deficit, and the same volatility exists in smelter charges as for zinc and lead.

The metal prices used for the mining inventory estimation are from projections considered reasonable by Kolpa. Table 19-1 presents the metal prices used in the economic analysis derived from JP Morgan data.

Kolpa has a number of contracts in place with international commodity traders.

Treatment and refining charges for lead-silver-gold concentrates as well as zinc concentrates have been estimated in accordance with Kolpa’s current agreement with international traders.

The main assumptions are:

•	Transportation Cost is U.S.$48/tonne of concentrate.

•	Treatment Cost for the Concentrate of Zinc assumed for the LOM is U.S.$150 per tonne

•	Treatment Cost for the Concentrate of Lead assumed for the LOM is U.S.$101 per tonne

•	Refining Cost for the Silver in the Lead Concentrate assumed for the LOM is U.S.$32 per tonne

•	Treatment Cost for the Concentrate of Copper is assumed for the LOM is U.S.$108 per tonne.

•	Refining Cost for the Silver in the Copper Concentrate assumed for the LOM is U.S.$101 per tonne.

•	Refining Cost for the Copper in the Copper Concentrate assumed for the LOM is U.S.$55 per tonne.

A summary of the payability factors, treatment/refining charges (TC/RC) and penalties for Zn concentrate, is contained in Table 19-2, Table 19-3 and Table 19-4 of the Kolpa Technical Report.

Regarding concentrate quality, it is noted that the metal contents have generally been constant for the lead, copper and zinc.

1.14	Environmental, Permitting and Social Considerations

Kolpa conducts its mining and production activities within the EAU, in full compliance with Peruvian environmental and metallurgical regulations. The company prioritizes health and safety, environmental protection, cultural heritage preservation, and sustainable development.

Mining in Huachocolpa Uno dates back to colonial times. In the mid-20th century, with support from the Mining Bank of Peru, the Huachocolpa Mineral Concentrator Plant S.A. (Comihuasa) was established, driven by contributions from small mining companies, including Caudalosa.

Today, Kolpa extracts polymetallic minerals from the Bienaventurada vein using underground mining methods such as Cut and Fill and Sublevel Stoping. The process includes exploration, drilling, blasting, hauling, and transportation from the Bienaventurada mine to the Comihuasa concentrator plant.

At the concentrator plant, the mill feed undergoes selective flotation through crushing, grinding, flotation, thickening, and filtering to produce lead, zinc, and copper concentrates with silver content. These concentrates are then transported in covered vehicles for commercialization.

Kolpa recognizes the importance of building transparent and trusting relationships with the local communities in its area of influence. The company is committed to fostering strategic alliances between Kolpa, the State, and local communities to promote sustainable development.

As part of this commitment, Kolpa prioritizes:

•	Maintaining open dialogue and mutual respect with local communities.

•	Fulfilling social commitments and continuously supporting community development programs.

•	Delivering both short- and long-term benefits to the communities in its area of influence.

Focus on the Huachocolpa Community

Kolpa’s mining operations take place in the Huachocolpa district, where surface lands are owned by the local community (“comunidad campesina”). This community consists of nine annexes and is governed by a central leadership body.

Given this structure, Kolpa’s social programs are primarily focused on supporting the Huachocolpa community, including the successful implementation of several development initiatives.

1.15	Recommendations

The Huachocolpa Uno Mine property contains significant historical open pit and underground mineral resources that are associated with well-defined mineralized trends and geological models. The mine is currently in production and has been operated privately under fully consolidated ownership since 2000. Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.

Additional work is recommended to upgrade historical mineral resources to current NI 43-101 compliant mineral resources, and to optimize the operation and improve margins:

1.15.1	Mineral Resource Estimate

•	Review the current drill hole and underground channel sampling data and QA/QC data completed to date, revise geologic models, mineral resource models and structural models, and estimate mineral resources using the updated data, models and updated metal prices, recoveries and economic parameters, such as current mining and processing costs and G&A costs.

1.15.2	Mining

•	Complete infill drilling plans to convert Inferred resources to Indicated or Measured and possibly add new areas to the mining inventory.

•	Evaluate increasing the Sub-level stoping percentage of total mine production. Trial mining had been undertaken in Bienaventurada to demonstrate the viability of increasing the sublevel designed height to 14 meters, which increases productivity while reducing operating costs. This concept can be applied to other veins as well.

•	Complete a paste backfill study including tailing characterization and strength test work, paste plant design, reticulation system design, and capital and operating cost estimates.

•	Complete a life of mine (LOM) plan that includes updated cut-off values, potential mineralized material sorting benefits, paste backfill, and incorporates geotechnical parameters developed in the ground control management plan for estimating mineral reserves.

•	Complete an updated ground control management plan that defines level spacing and stope dimensions, development offsets, and ground support standards.

1.15.3	Metallurgy and Processing

•	Complete a technical and economic evaluation of the mineralized material sorting concept to upgrade mill head grade.

•	Perform multi-element analyses for different vein system to fully understand the mineralization.

•	Conduct metallurgical testing for the different vein and mineral sources to improve recovery and understand how other metals such as gold could be recovered and improve the NSR and lower cut-off values.

•	Conduct a comprehensive risk-based review of the tailing facility and plans to convert from a conventional subaerial deposition to a filtered tailing deposition.

•	Update the existing tailing facility design and operating parameters to mitigate risks identified, ensure stability and maximize tailing storage volume using the current facility.

Table 1-3 summarized the estimated cost for the recommended future work on Huachocolpa.

Table 1-3 Huachocolpa Uno Mine 2025-2026 Work Plan Budget

2025-2026
Item	Unit	Cost
Data compilation and review, geology and resource modeling, resource estimation, NI 43-101 Technical Report	1	$80,000 - $100,000
Infill Diamond Drilling	26,000m - 30,000m	$2,800,000 - $3,300,000
Infill Drilling Assays	7,000 - 8,000	$315,000 - $360,000
Geological Compilation and Resource Estimation	1	$250,000 - $300,000
Paste Backfill Study	1	$300,000 - $500,000
LOM Plan	1	$200,000 - $300,000
Ground Control Management Plan	1	$300,000 - $350,000
Mineralized Material Sorting Economic Analysis	1	$80,000 - $120,000
Multi-Element Analyses	1	$100,000 - $150,000
Metallurgical Testing	1	$200,000 - $400,000
Tailing Facility Risk Review	1	$120,000 - $150,000
Tailing Facility Design	1	$600,000 - $800,000
Total:		$5,345,000 - $6,830,000

Consolidated Capitalization

Other than as outlined under “Prior Sales,” there has been no material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2024 (the period end of the most recent financial statements of the Company filed and incorporated by reference in this Prospectus Supplement). As of the date of this Prospectus Supplement, there were 262,323,863 Common Shares issued and outstanding, as well as 4,631,332 Common Shares reserved for issuance pursuant to outstanding stock options, deferred share units and performance share units.

The following table summarizes our consolidated capitalization as at December 31, 2024, both actual and on a pro forma basis to give effect to (i) the Offering (assuming no exercise of the Over-Allotment Option); and (ii) the Offering and the completion of the Acquisition. This table is presented and should be read in conjunction with the Company’s Annual MD&A and Annual Financial Statements, which are incorporated by reference in this Prospectus Supplement.

	As at December 31, 2024
	Actual	Offering Pro Forma (1)	Offering and Acquisition Pro Forma (1)(2)

	(thousands of U.S.$ except for number of outstanding Common Shares)
Issued and Outstanding Common Shares	262,323,863

Cash and Cash Equivalents	106,434

Loan Capital
Current Loans Payable (3)	5,235
Non-Current Loans Payable (3)	115,002
Indebtedness	120,237

Shareholders’ Equity
Common Shares (4)	850,986
Contributed Surplus	5,606
Retained Deficit	(372,155)
Total Shareholders’ Equity	484,437

(1)	Based on (i) the issuance of Offered Shares pursuant to the Offering for net proceeds of approximately U.S.$ after deducting the Underwriting Fee of U.S.$ ; (ii) the payment of estimated expenses of the Offering of U.S.$ ; and (iii) cash on hand to fund the remaining approximately U.S.$ of the Purchase Price. If the Over-Allotment Option is exercised in full, the net proceeds from the Offering will be approximately U.S.$ , after deducting the Underwriting Fee of U.S.$ (collectively, the “Offering Capitalization Changes”). The expenses of the Offering will be paid from the Company’s cash on hand.

(2)	Based on (i) the Offering Capitalization Changes, (ii) the payment of the Upfront Consideration, (iii) the issuance of the Share Consideration, (iv) the assumption of the Credit Facilities, (v) the assumption of the cash balance of Kolpa at closing of the Acquisition, and (vi) the receipt of the Deposit at closing under the Stream Agreement.

(3)	The Company’s loans payable include: (i) the Debt Facility fully drawn at U.S.$120 million; and (ii) financing arrangements for equipment totalling U.S.$16.9 million as at December 31, 2024, both of which are recorded using amortized cost.

(4)	As at the date hereof, there are outstanding options to purchase an aggregate of 3,151,491 Common Shares at a weighted average exercise price of U.S.$4.15 per Common Share. In addition, as at the date hereof, there are 915,000 outstanding performance share units and 564,841 equity-settled deferred share units.

Use of Proceeds

The net proceeds of the Offering are estimated to be approximately U.S.$      after deducting the Underwriting Fee and the expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are estimated to be approximately U.S.$      after deducting the Underwriting Fee and the expenses of the Offering. The net proceeds of the Offering will be used to fund a portion of the Purchase Price. The expenses of the Offering will be paid from the Company’s cash on hand. The Company expects to fund the remaining portion of the Purchase Price through the issuance of Common Shares to the Vendors, net proceeds from the Stream Agreement and cash on hand.

The Company intends to use the net proceeds from the Offering as stated herein. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. Specifically, there is no guarantee the Acquisition will close on a timely basis or at all. In the event that the Acquisition does not close, the Company will reallocate the amounts raised from the Offering that are currently contemplated to be spent in respect of the Acquisition at the discretion of management of the Company. The Company may use a portion of the net proceeds of the Offering for general corporate purposes. The closing of the Offering is not contingent upon the closing of the Acquisition. The actual amount that the Company spends in connection with the intended use of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference herein.

Plan of Distribution

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares.

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Company will pay the Underwriters a fee of U.S.$      per Offered Share issued and sold by the Company as part of the Offering, for an aggregate fee payable by the Company of U.S.$     .

The Company has granted to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time until 5:00 p.m. (Toronto time) on the day that is thirty (30) days following the Offering Closing Date to purchase up to an additional       Offered Shares at a price of U.S.$      per Offered Share, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriting Fee and the net proceeds to the Company, before expenses of the Offering, will be U.S.$     , U.S.$      and U.S.$     , respectively. The distribution of the Offered Shares that may be issued upon the exercise of the Over-Allotment Option is also qualified under this Prospectus Supplement. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the Offering, including the Offering Price of the Offered Shares, were established through negotiations between the Company and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) an order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any of the Offered Shares being made, or any stop order suspending the effectiveness of the registration statement of the Company on Form F-10 relating to the Offered Shares or stop order preventing or suspending the use of any prospectus relating to the Offered Shares, or proceedings being announced, commenced or threatened for the making of any such order, by a securities commission, the SEC or similar regulatory authority, by the TSX or the NYSE or by any other competent authority, and not having been rescinded, revoked or withdrawn; (ii) any inquiry, investigation or other proceeding (whether formal or informal) in respect of the Company or any of its subsidiaries being announced, commenced or threatened or any order or ruling being issued (and not having been rescinded, revoked or withdrawn) by any securities commission, the SEC or similar regulatory authority, by the TSX or the NYSE or by any other competent authority or a change in law, regulation or policy or the interpretation or administration thereof by any such authority, if, in the reasonable opinion of the Underwriters, the change, the announcement, commencement, threatening or issuing thereof materially adversely affects the trading or distribution of the Offered Shares; (iii) the development, occurrence or coming into effect or existence of any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, or national emergency or similar event) or any change of applicable law or regulation (or in the judicial interpretation thereof), inquiry or other occurrence which, in the opinion of the Underwriters, seriously adversely affects, or will seriously adversely affect, the financial markets generally in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or (iv) the occurrence of any material change or change in a material fact or the Underwriters becoming aware, whether as a result of its due diligence review or otherwise, of any material fact with respect to the Company, which had not been publicly disclosed at or prior to the date hereof, in either case which, in the reasonable opinion of the Underwriters, would be expected to have a significant adverse effect on the market price or value of the Offered Shares.

The Underwriters propose to offer the Offered Shares initially at the Offering Price specified on the cover page of this Prospectus Supplement. Subject to applicable laws and without affecting the firm obligations of the Underwriters to purchase the Offered Shares from the Company at a price U.S.$      per Offered Share pursuant to the Underwriting Agreement, after the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this Prospectus Supplement at the price specified on the cover page of this Prospectus Supplement, the selling price to the public may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement. In the event the selling price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company for the Offered Shares. Any such reduction will not affect the proceeds received by the Company.

The Company has agreed to reimburse the Underwriters for certain of their legal fees and other expenses in connection with the Offering. In addition, the Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees and agents against certain liabilities, including liabilities under the U.S. Securities Act, in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, expected to be on or about April      , 2025, which is longer than a T+1 settlement cycle. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle within one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

The Company has applied to list the Offered Shares (including the Offered Shares issuable pursuant to the Over-Allotment Option) on the TSX and the NYSE. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

Pursuant to the Underwriting Agreement, the Company has agreed that, subject to certain exceptions, it shall not, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Offering Closing Date. In addition, the Company shall not file a prospectus or a registration statement under the U.S. Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

The Company has agreed to cause each director and executive officer of the Company to enter into lock-up agreements in favor of the Underwriters evidencing their agreement not to, for a period of 90 days following the Offering Closing Date, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for, or that represent the right to receive, Common Shares, now owned directly or indirectly by such director or executive officer, or under control or direction of such director or executive officer or with respect to which such director or executive officer has beneficial ownership, or subsequently acquired, directly or indirectly by such director or executive officer, or under control or direction of such director or executive officer or with respect to which such director or executive officer acquires beneficial ownership or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, other than as permitted under the terms of the lock-up agreements.

Price Stabilization, Short Positions and Passive Market-Making

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Canadian Investment Regulatory Organization relating to market stabilization and passive market-making activities and a bid or purchase made for, and on behalf of, a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Description of Securities Being Distributed

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at the date hereof, there are 262,323,863 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Prior Sales

During the 12 months prior to the date of this Prospectus Supplement, the Company issued Common Shares pursuant to an “at-the-market” facility, as follows, pursuant to which the Company had the ability, at its sole discretion, to sell, from time to time, Common Shares on the NYSE at prevailing market prices:

•	Under a sales agreement dated December 18, 2023 with BMO Capital Markets Corp. (the lead agent), TD Securities (USA) LLC, CIBC World Markets Inc., Raymond James (USA) Ltd., B. Riley Securities, Inc., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners and Stifel Nicolaus Canada Inc., the Company had the ability to sell Common Shares having an aggregate offering value of up to U.S.$60 million (the “2023 ATM Facility”). The Company sold under the 2023 ATM Facility a total of 29,852,592 Common Shares at prices ranging from U.S.$1.47 to U.S.$3.72 per Common Share (with the volume weighted average price being U.S.$2.01 per Common Share) for gross proceeds of U.S$59,901,840. Sales under the 2023 ATM Facility have been suspended until 90 days following closing of the Offering.

The following table sets out details of additional Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
April 10, 2024	4,000	2.89	Stock option exercise
May 9, 2024	343,000	2.14	Stock option exercise
May 10, 2024	10,000	2.14	Stock option exercise
May 10, 2024	12,000	2.89	Stock option exercise
May 10, 2024	10,000	2.89	Stock option exercise
May 15, 2024	6,000	2.89	Stock option exercise
May 15, 2024	6,000	4.12	Stock option exercise
May 17, 2024	10,000	2.89	Stock option exercise
May 17, 2024	7,000	2.89	Stock option exercise
May 17, 2024	15,000	4.12	Stock option exercise
May 17, 2024	49,200	2.14	Stock option exercise
May 17, 2024	22,200	2.89	Stock option exercise
May 17, 2024	41,400	4.12	Stock option exercise
May 17, 2024	18,000	4.12	Stock option exercise
May 21, 2024	10,000	2.89	Stock option exercise
May 21, 2024	18,000	4.12	Stock option exercise
May 21, 2024	18,000	4.12	Stock option exercise
May 23, 2024	5,100	2.89	Stock option exercise
May 24, 2024	2,900	2.89	Stock option exercise
May 27, 2024	14,400	4.12	Stock option exercise
May 28, 2024	25,800	2.89	Stock option exercise
May 28, 2024	35,200	4.08	Stock option exercise
May 29, 2024	2,000	2.89	Stock option exercise
May 29, 2024	49,200	2.14	Stock option exercise
May 29, 2024	46,400	4.12	Stock option exercise
May 29, 2024	15,000	2.89	Stock option exercise
May 29, 2024	68,500	2.14	Stock option exercise
May 29, 2024	73,200	2.14	Stock option exercise
May 29, 2024	10,000	2.89	Stock option exercise
May 31, 2024	10,000	2.89	Stock option exercise
May 31, 2024	4,000	2.14	Stock option exercise
June 4, 2024	2,000	2.89	Stock option exercise
June 4, 2024	1,400	4.12	Stock option exercise
June 10, 2024	51,850	2.14	Stock option exercise
June 10, 2024	14,200	2.89	Stock option exercise
June 10, 2024	26,400	4.12	Stock option exercise
June 20, 2024	1,000	2.89	Stock option exercise
June 20, 2024	4,200	4.12	Stock option exercise
June 20, 2024	16,650	2.14	Stock option exercise
July 9, 2024	10,000	2.89	Stock option exercise
July 10, 2024	7,000	2.89	Stock option exercise
July 10, 2024	4,800	4.12	Stock option exercise
July 11, 2024	2,800	4.12	Stock option exercise
July 11, 2024	1,000	2.89	Stock option exercise
July 11, 2024	30,000	2.89	Stock option exercise
July 11, 2024	23,200	4.12	Stock option exercise
July 12, 2024	39,000	2.14	Stock option exercise
July 12, 2024	8,000	2.89	Stock option exercise
July 15, 2024	10,000	2.89	Stock option exercise
July 15, 2024	17,600	4.08	Stock option exercise
September 16, 2024	10,000	2.89	Stock option exercise
October 4, 2024	1,400	4.12	Stock option exercise
October 4, 2024	2,000	2.89	Stock option exercise

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
October 4, 2024	3,000	4.12	Stock option exercise
October 4, 2024	4,000	2.89	Stock option exercise
October 10, 2024	10,000	2.89	Stock option exercise
October 10, 2024	10,000	2.89	Stock option exercise
October 10, 2024	7,000	2.89	Stock option exercise
October 10, 2024	3,000	4.12	Stock option exercise
October 11, 2024	6,000	2.89	Stock option exercise
October 11, 2024	3,000	4.12	Stock option exercise
October 11, 2024	6,000	4.12	Stock option exercise
October 11, 2024	3,600	4.12	Stock option exercise
October 11, 2024	6,000	2.89	Stock option exercise
October 16, 2024	1,000	2.89	Stock option exercise
October 16, 2024	4,000	4.12	Stock option exercise
October 18, 2024	3,000	4.12	Stock option exercise
October 18, 2024	4,000	2.89	Stock option exercise
November 7, 2024	60,000	5.6	Stock option exercise
November 7, 2024	100,000	6.24	Stock option exercise
November 7, 2024	84,000	4.12	Stock option exercise
November 7, 2024	41,200	2.89	Stock option exercise
November 8, 2024	25,800	2.89	Stock option exercise
November 8, 2024	10,000	2.89	Stock option exercise
November 8, 2024	34,800	2.89	Stock option exercise
November 13, 2024	6,000	2.89	Stock option exercise
November 13, 2024	3,000	4.12	Stock option exercise
November 15, 2024	5,000	2.89	Stock option exercise
November 15, 2024	7,000	2.89	Stock option exercise
November 15, 2024	3,600	4.12	Stock option exercise
November 27, 2024	15,825,000	6.46	Bought deal offering
November 29, 2024	10,000	2.89	Stock option exercise
December 18, 2024	1,400	4.12	Stock option exercise
December 18, 2024	1,000	2.89	Stock option exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion		Exercise or conversion price per Common Share (Cdn.$)
March 13, 2024	Stock options	1,945,000		$2.89
March 13, 2024	Performance share units	635,000	(1)	-
March 13, 2024	Deferred share units	200,000	(2)	-
March 31, 2024	Deferred share units	7,858		-
May 28, 2024	Stock options	24,000		$5.43
May 31, 2024	Deferred share units	13,040		-
June 30, 2024	Deferred share units	4,940		-
August 2, 2024	Stock options	25,000		$4.63
September 30, 2024	Deferred share units	4,372		-
December 31, 2024	Deferred share units	4,553		-

(1)	Under the Company’s Equity-Based Share Unit Plan, vested performance share units (“PSUs”) are redeemable, at the election of the Board of Directors of the Company in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares. The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company’s total shareholder return at the end of a three-year period relative to the Company’s total shareholder return peer group.

(2)	Under the Company’s Equity-Based Share Unit Plan, vested deferred share units are payable at the participants termination of office and are redeemable are Common shares of the Company, a cash payment representing such or a combination at the election of the Board of Directors of the Company in its discretion.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the TSX.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
March 2024	3.300	1.940	15,462,674
April 2024	4.285	3.270	23,162,902
May 2024	5.730	3.580	26,712,539
June 2024	5.500	4.700	11,185,353
July 2024	6.870	4.740	13,327,902
August 2024	5.970	3.380	18,221,207
September 2024	5.810	3.740	15,807,316
October 2024	7.870	5.280	18,403,399
November 2024	7.200	5.730	17,538,729
December 2024	6.440	5.075	11,372,942
January 2025	5.960	4.835	12,496,920
February 2025	6.240	5.060	12,987,368
March 2025	7.335	5.000	27,080,626

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume
March 2024	2.435	1.435	23,897,424
April 2024	3.115	2.401	28,643,549
May 2024	4.195	2.620	26,336,210
June 2024	4.035	3.410	30,983,833
July 2024	5.015	3.440	21,330,961
August 2024	4.250	2.460	25,451,465
September 2024	4.310	2.760	24,307,189
October 2024	5.660	3.910	25,671,137
November 2024	5.190	4.120	26,576,038
December 2024	4.560	3.525	20,306,745
January 2025	4.140	3.355	24,356,056
February 2025	4.405	3.505	27,847,092
March 2025	5.125	3.450	33,378,335

Risk Factors

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of Endeavour’s business and the present stage of exploration and development of the Company’s mineral properties. The following risk factors, as well as risks currently unknown to Endeavour, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Prospective investors should also consider the categories of risks identified and discussed in the AIF and the Annual MD&A, which are incorporated by reference into the Prospectus.

Risks Relating to the Company

Debt Facility

On October 6, 2023, the Company, through its wholly-owned subsidiary Terronera Precious Metals, S.A. de C.V., entered into a credit agreement with Société Generale and ING Capital LLC (together with ING Bank N.V.) for a senior secured debt facility for up to $120 million (the “Debt Facility”). The terms of the Debt Facility require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. A failure to comply with these covenants and ratios would likely result in an event of default under the Debt Facility and would allow the lenders to require the immediate repayment of all amounts outstanding under the Debt Facility and all security granted under the Debt Facility would become immediately enforceable. This could adversely affect the Terronera Project, the Company’s operations and financial condition, as well as the market price of the Company’s securities.

Risks Relating to the Common Shares and the Offering

Market for Securities

The Company has applied to the TSX and the NYSE to list the Offered Shares on the TSX and NYSE. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

Market Price

The market price of the Offered Shares may fluctuate due to a variety of factors relative to the Company’s business, including announcements of new developments, fluctuations in the Company’s operating results, sales of the Common Shares in the marketplace, failure to meet analysts’ expectations, public announcements made with respect to the Offering and general market conditions or the global economy. Stock markets in Canada and the U.S. have in the past experienced significant price fluctuations, which have been unrelated to the operating performance of the Company or the other affected companies. There can be no assurance that the market price of the Offered Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Issuance of Additional Common Shares

Endeavour’s articles allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Board of Directors of Endeavour, in many cases without the approval of the Company’s shareholders. As part of this Offering, the Company could issue up to       Offered Shares, which number includes the       Offered Shares issuable pursuant to the Offering and the       Offered Shares issuable if the Over-Allotment Option is exercised in full by the Underwriters. Except as described under “Plan of Distribution”, the Company may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible or exercisable into or exchangeable for Common Shares). The Company may also issue Common Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Offered Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Offered Shares. With any additional issuance of Common Shares, investors may suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Dividends

The Company has never declared or paid any dividends on the Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of the Company and will depend upon, among other things, conditions then existing including the Company’s earnings, financial condition, cash on hand, financial requirements to fund the Company’s exploration activities, development and growth, and other factors that the Board of Directors of the Company may consider appropriate in the circumstances.

Risks Relating to the Acquisition

Closing of the Acquisition

It is expected that the Offering Closing Date will occur prior to the Acquisition Closing Date. The closing of the Acquisition is subject to certain conditions, including the receipt of the regulatory approvals and the satisfaction or waiver of other customary closing conditions. See “Recent Developments – Share Purchase Agreement”. However, there can be no assurance that the conditions will be satisfied or waived on a timely basis, or at all. As such, there can be no assurance that the Acquisition will be completed or, if completed, will be on the terms described in this Prospectus Supplement.

Although closing of the Acquisition is expected to occur in the first half of 2025, the Share Purchase Agreement allows the transaction to close as late as June 30, 2025 in certain circumstances. During the period prior to closing, the Vendors are required to carry on the business of Kolpa in the ordinary course. However, there can be no assurance that the business, operations and assets of Kolpa may not be adversely affected by intervening events given a potentially long interim period prior to closing the Acquisition. While it is a condition to closing the Acquisition that no “material adverse effect” has occurred with respect to Kolpa, taken as a whole, it is possible that the business of Kolpa could be significantly affected prior to such a condition not being satisfied.

A substantial delay in obtaining the regulatory approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on the Company’s ability to complete the Acquisition and on the Company’s business, financial condition or results of operations.

Discretion Regarding Use of Proceeds if the Acquisition does not Close

The Company intends to use the net proceeds of the Offering as described under “Use of Proceeds”; however, the Offering is not conditional upon the closing of the Acquisition. If the Acquisition is not completed, management of the Company will have broad discretion concerning the use of proceeds of the Offering as well as the timing of such expenditures. In addition, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. As a result, investors will be relying on the judgment of management as to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer and the financial condition of the Company may suffer, which may materially adversely affect the Company’s business, operations and financial performance and cash flows. See “Use of Proceeds”.

Failure to Realize the Anticipated Benefits of the Acquisition

As described in “The Acquisition – Rationale for the Acquisition”, the Company believes that the Acquisition will provide certain benefits to the Company. However, there is a risk that some or all of the benefits of the Acquisition may fail to materialize or may not occur within the time periods anticipated by the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

Moreover, a variety of factors, including those risk factors set forth in the Prospectus and in this Prospectus Supplement and the documents incorporated by reference into the Prospectus and this Prospectus Supplement, may adversely affect the Company’s ability to achieve the anticipated benefits of the Acquisition.

Unexpected Liabilities Related to the Acquisition

Kolpa has various potential liabilities relating to the conduct of its business prior to the Acquisition, including, but not limited to, potential liability for cleanup, decommissioning or remediation of environmental conditions or incidents, potential liability in connection with historical health and safety incidents and associated government and private investigations or actions, including incidents that have resulted in injury or fatalities, at the Kolpa Mine.

Kolpa is subject to various litigation proceedings, including civil liability claims, environmental supervisions and enforcement proceedings, labor proceedings, health and safety matters, regulatory and administrative proceedings, tax matters, among others. We cannot assure that these or other legal proceedings will not have a material adverse effect on Kolpa’s ability to conduct its business or on its financial position and results of operations.

There may also be liabilities, including environmental liabilities, associated with the assets of Kolpa that the Company failed to discover or was unable to quantify in the due diligence which it conducted in connection with the Acquisition and the Company may not be indemnified for some or all of these liabilities. Following the Acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, could have a material adverse effect on the Company’s business, financial condition or future prospects. While the Company has estimated these potential liabilities for the purposes of making its decision to enter into the Share Purchase Agreement, there can be no assurance that any resulting liability including environmental liabilities will not exceed the Company’s estimates.

In addition, the Company may be unable to retain Kolpa’s employees following the Acquisition. The continuing and collaborative efforts of Kolpa’s employees are important to its success and its business would be harmed if it were to lose their services.

The existence of undisclosed liabilities and the Company’s inability to retain Kolpa’s employees could have an adverse impact on the Company’s business, financial condition and results of operations.

Nature of Transaction

Acquisitions of mineral properties are based in large part on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as operational performance, status of and impact of policy, legislation and regulations and effective tax rates. Many of these factors are subject to change and are beyond the Company’s control. All such assessments involve a measure of engineering, environmental and regulatory uncertainty that could result in lower revenue or higher operating or capital expenditures than anticipated.

Information Provided by the Vendors

Information related to the assets of Kolpa in this Prospectus Supplement is based on information provided by the Vendors. Although the Company has conducted what it believes to be a prudent and thorough level of investigation with respect to the assets of Kolpa in connection with the Acquisition, a certain degree of risk remains regarding the accuracy and completeness of such information. While the Company has no reason to believe the information obtained from the Vendors is misleading, untrue or incomplete, the Company cannot assure the accuracy or completeness of such information, nor can the Company compel the Vendors to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to the Company.

Regulatory Risk

The Acquisition is conditional upon, among other things, (i) TSX approval, (ii) NYSE approval, and (iii) the antitrust clearance, if required, from the Antitrust Authority. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have a material adverse effect on the Company’s ability to complete the Acquisition and on Company’s business, financial condition, results of operations or cash flows, or on the operations of Kolpa. See “Recent Developments – Share Purchase Agreement – Closing Conditions”.

Integration of Kolpa

Although the Company expects to realize certain benefits as a result of the Acquisition, there is a possibility that, following the Acquisition, the Company is unable to successfully integrate the assets of Kolpa into its operations in order to realize the anticipated benefits of the Acquisition or may be unable to do so within the anticipated timeframe. The Company expects to implement certain operational improvements and cost-savings initiatives following the completion of the Acquisition. Any cost-savings that the Company realizes from such efforts may differ materially from the Company’s estimates. In addition, any cost-savings that the Company realizes may be offset, in whole or in part, by reductions in revenues or through increases in other expenses. The Company’s operational improvements and cost-savings plans are subject to numerous risks and uncertainties that may change at any time. To effectively integrate Kolpa into its current operations, the Company must establish appropriate operational, administrative, finance, and management systems and controls functions relating to the assets of Kolpa. These efforts, together with the ongoing integration following the Acquisition, will require substantial attention from the Company’s management. This diversion of management attention, as well as any other difficulties which the Company may encounter in completing the Acquisition and integration process, could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows. There can be no assurance that the Company will be successful in integrating the operations of Kolpa or that the expected benefits of the Acquisition will be realized.

Risks Associated with Operations in Peru

Upon completion of the Acquisition, the Company will own a 100% interest in the assets of Kolpa, located in Peru, and as such will be exposed to various levels of political, economic, regulatory and other risks and uncertainties associated with conducting business and mineral operations in Peru. These risks and uncertainties include, but are not limited to: terrorism; hostage taking; local drug gang activities; military repression; expropriation and nationalization; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; prohibitions on restrictions for carrying out mining activities due to legal actions by Indigenous communities; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Political Risks in Peru

Peru is currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities, changes in the interpretation of existing regulations or stricter enforcement of such regulations. Current President Boluarte is Peru’s sixth president since 2018 and none of her five predecessors in office have completed the five-year term established by the Constitution. Several former presidents are in prison or have been prosecuted in judicial proceedings. President Boluarte has publicly encouraged economic stability and private investment and is trying to amend several policies enacted during the Castillo government. However, we cannot guarantee that political instability or future regulatory changes will not adversely affect our business, financial condition or results of operations.

Peru’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Peru are beyond the control of the Company and may adversely affect the Company’s business.

Mining companies are required to pay the Peruvian government mining royalties and/or mining taxes. We cannot guarantee that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our Peruvian results of operations or financial condition. The legal and regulatory requirements in Peru with respect to conducting mineral exploration and mining activities and banking systems and controls are different from those in Canada. The officers and directors of the Company will rely, to a great extent, on the Company’s local legal counsel and local consultants and advisors in respect of legal, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations in Peru, and to assist the Company with its governmental relations. The Company will also need to rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in Peru. The failure to comply with all material legal and regulatory requirements may lead to the revocation of certain rights, penalties or fees, which may have an adverse effect on the Company.

Environmental Hazards and Reclamation Obligations in Peru

All phases of the Kolpa Mine’s operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Kolpa Mine or operations thereon. Environmental hazards may exist on the Kolpa Mine that are currently unknown and may have been caused by previous owners or operators of the properties. Such hazards could result in loss or liability or regulatory or legal action that could have a material adverse effect on the Company.

Community and Social Risks in Peru

The Kolpa Mine is located in an area of Peru that may be of particular interest or sensitivity to one or more Indigenous groups, local groups or interest groups. There is no assurance that the Company’s relationships with such groups will be positive. Accordingly, it is possible that after the Acquisition, exploration, development or operations on the Kolpa Mine could be interrupted or otherwise adversely affected in the future by political uncertainty, community opposition, tax reforms, land claims entitlements, expropriations of property, illegal, artisanal and small-scale miners, changes in applicable governmental policies and policies of relevant local or interest groups. Any changes in community or government relations or shifts in political conditions may be beyond the Company’s control and may adversely affect its business and operations, including the ability to obtain or maintain necessary permits, and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue mineral exploration and mining activities in the applicable area, any of which could have an adverse effect on the results of operations, cash flows and financial position.

There are illegal miners in the area covered by Kolpa’s mining concessions. Illegal mining has affected gold mining operations in Peru and could potentially expose Kolpa to business interruptions, damage to its assets and injuries to its personnel.

Local opposition to mine development projects could arise in Peru, and such opposition could be violent. In recent years, certain areas in the south and northern highlands of Peru with significant mining projects have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in disruptions and a climate of uncertainty with respect to future mining projects. Peru has experienced recent periods of civil unrest, and on March 17, 2025, the Peruvian government declared a state of emergency for a 30-day period in the provinces of Lima and Callao, due to a rise in violent crime. If the Company were to experience resistance or unrest in connection with its Peruvian operations, it could have a material adverse effect on its operations and profitability.

Labour and Employment Relations in Peru

Competition for skilled employees in the resource sector results in employee turnover at the Company’s operations and a need to constantly recruit and train new employees. This competition for qualified employees occasionally results in workforce shortages, which can often be supplemented with more costly contract labour. As technology evolves and automation increases, the skill mix required also changes and the Company may not be able to attract the required capabilities for new ways of working, or re-skill those skills sets that will be changed in the future. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may adversely impact the Company’s operations.

Changes in employment legislation or otherwise in the Company’s relationship with the Company’s employees may result in higher ongoing labor costs, employee turnover, strikes, lockouts or other work stoppages, any of which could have a higher material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition and Related Costs

The Company expects to incur significant costs associated with completing the Acquisition. The substantial majority of such costs will be non-recurring expenses resulting from the Acquisition and will consist of transaction costs related to the Acquisition and costs related to the assumption by the Company of operatorship of the assets of Kolpa and the integration of Kolpa into the Company’s business. Additional unanticipated costs may be incurred in the assumption of operatorship of the assets of Kolpa and the integration of Kolpa into the Company’s business.

Future Commitments

The Company’s ability to make deliveries pursuant to the Stream Agreement and pay the Contingent Consideration is dependent on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the other factors set out in these Risk Factors. Failure to fulfill the Company’s commitments under the Stream Agreement or pay the Contingent Consideration could result in adverse impacts on the Company. Further, if metal prices improve over time, these agreements may reduce the Company’s ability to sell resources later at higher market prices due to obligations under these agreements.

Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date prior to the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a shareholder who acquires as beneficial owner Offered Shares pursuant to the Offering and who at all relevant times, for the purposes of the Tax Act, (a) holds the Offered Shares as capital property, (b) deals at arm’s length with the Company and the Underwriters and (c) is not affiliated with the Company or the Underwriters (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading in or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is based on the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) as of the date prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act, for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution”, as defined in the Tax Act; (iii) an interest in which is or would be a “tax shelter investment”, as defined in the Tax Act; (iv) that reports its “Canadian tax results”, (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, a “synthetic disposition arrangement” or a “synthetic equity arrangement”, each as defined in the Tax Act; (vi) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (vii) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; (viii) that is exempt from tax under Part I of the Tax Act; or (ix) that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of purchasing the Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Shares. This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of the Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors with respect to the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Holders Resident in Canada

The following section of this summary generally applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”).

A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends (including deemed dividends) received on the Offered Shares in the taxation year of a Resident Holder will be included in the Resident Holder’s income for the year for the purposes of the Tax Act. Such dividends received or deemed to have been received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by individuals from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced gross-up and dividend tax credit in respect of dividends properly designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Company to designate dividends as eligible dividends.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to have been received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such Offered Share and any reasonable costs of disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will be determined by averaging the cost of such Offered Share with the adjusted cost base of all common shares of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The treatment of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years (but not against other income), to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends previously received (or deemed to be received) by the Resident Holder on such Offered Share (or a share substituted for such Offered Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Additional Refundable Tax

A Resident Holder that: (i) throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act), or (ii) at any time in the relevant taxation year, is a “substantive CCPC” ( as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Holders Not Residents of Canada

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, will not use or hold, and is not deemed to use or hold the Offered Shares in the course of carrying on, or otherwise in connection with, a business (including an adventure or concern in the nature of trade) in Canada (a “Non-Resident Holder”).

The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of such dividend, unless such rate is reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident and to which the Non-Resident Holder is entitled to the full benefits thereof. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI).

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition or deemed disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), or (d) options in respect of, interests in, or, for civil law, rights in, such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is taxable Canadian property to that Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under the headings “Holders Resident in Canada - Dispositions of Offered Shares” and “Holders Resident in Canada - Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own advisors regarding the tax and compliance considerations that may be relevant to them.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, state and local tax, and non-U.S. tax, consequences relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to the Offered Shares; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders thereof); (k) are U.S. expatriates or former long-term residents of the United States; (l) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (m) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, state and local tax, and non-U.S. tax, consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined herein) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers.

Subject to the PFIC rules, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES PURSUANT TO THE OFFERING. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Interests of Experts

Other than in respect of Mr. Mah and Mr. Gray, information regarding certain experts contained under “Interests of Experts” in the AIF remains current to the date hereof. As of the date hereof, Mr. Mah holds, directly or indirectly, options to acquire 192,400 Common Shares of the Company and 102,000 PSUs (each convertible into Common Shares of the Company). Mr. Gray holds, directly or indirectly, options to acquire 313,800 Common Shares of the Company and 195,000 PSUs (each convertible into Common Shares of the Company).

The Kolpa Technical Report was prepared by Allan Armitage, Ph. D., P. Geo. of SGS Geological Services (“SGS”); Ben Eggers, MAIG, P.Geo., of SGS; Henri Gouin, P.Eng., of SGS; Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour; and Don Gray, SME-RM., Chief Operating Officer of Endeavour.

To the best of the Company’s knowledge, other than in respect of Mr. Mah and Mr. Gray as disclosed above, the experts mentioned above held less than 1% of the securities of the Company when they prepared the Kolpa Technical Report and as at the date hereof, and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection therewith.

Material Contracts

Except for those material contracts that have been entered into in the ordinary course of business, the Underwriting Agreement in respect of the Offering is the only contract material to the Company that has been entered into since the AIF.

Legal Matters

Certain legal matters relating to the Offering will be passed upon by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters, on behalf of the Company and Borden Ladner Gervais LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to United States legal matters, on behalf of the Underwriters.

As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares.

Auditor, Transfer Agent and Registrar

The auditor of the Company is KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP has reported to the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Where You Can Find Additional Information

The Company has filed with the SEC the Registration Statement on Form F-10 relating to certain of its securities, including the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 16, 2023

ENDEAVOUR SILVER CORP.

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

Endeavour Silver Corp. (the “Company” or “Endeavour”) may offer and issue from time to time common shares of the Company (“Common Shares”), warrants (“Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, debt securities (“Debt Securities”) or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the “Securities” and individually, a “Security”) or any combination thereof during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”) to this Prospectus. Securities may be also offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the registration statement of which this Prospectus forms a part are not residents of the United States, and that a substantial portion of the assets of the Company and said officers, directors and experts are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” (each an “ATM Distribution”) as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. In connection with any offering of Securities, subject to applicable laws and other than an ATM Distribution, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

This Prospectus may qualify an ATM Distribution. No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), SOFR (the Secured Overnight Finance Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Reliance on Exemptions for Well-Known Seasoned Issuers”. All information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will, except in respect of any sales pursuant to an ATM Distribution as contemplated by NI 44-102, be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the SEC. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus. This Prospectus may not be used to offer or sell Securities without the Prospectus Supplement which includes a description of the method and terms of that offering.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Company are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”. On June 15, 2023, the closing price of the Common Shares on the TSX was $ 3.91 per share and the closing price of the Common Shares on the NYSE was U.S.$ 2.96 per share. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should also consult with their own tax advisors with respect to their particular circumstances.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Koffman Kalef LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

Certain directors of the Company and certain “Qualified Persons” for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) reside outside of Canada. The persons named below have appointed the following agent(s) for service of process:

Name of Person or Company	Name and Address of Agent
Directors: Margaret Beck Ricardo M. Campoy Amy Jacobsen Mario Szotlender	Endeavour Silver Corp. 1130-609 Granville Street, Vancouver, British Columbia Canada V7Y 1G5
Qualified Persons: Allan Armitage Richard A. Schwering Humberto F. Preciado Paul Gill Ivancie Kirk Hanson	N/A

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

You should rely only on the information contained in or incorporated by reference in this Prospectus or contained in any applicable Prospectus Supplement in connection with an investment in the Securities. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “Endeavour” or the “Company” refer to Endeavour Silver Corp. and each of its material subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks relating to precious and base metal price fluctuations;
•	fluctuations in the price of consumed commodities;
•	risks relating to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar);
•	the impact of COVID-19 or future pandemics on the Company’s operations;
•	risks relating to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;
•	risks relating to the adequacy or availability of infrastructure to support current or future mining developments;
•	risks relating to the Company’s reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	uncertainty as to the market price of silver or gold;
•	volatility of global financial markets and the Company’s share price;
•	risks relating to changes in governmental regulations, changes to mining, environmental, tax and labour laws, among others, and the availability of licenses and permits and securing and maintaining mineral property concessions;
•	risks relating to our mineral properties being subject to prior unregistered agreements, transfers, indigenous peoples’ claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks relating to our ability to acquire new projects and to successfully integrate the acquisitions;
•	uncertainty in the Company’s ability to obtain adequate financing for planned mine development and further exploration programs;
•	risks relating to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;
•	risks related to mine closure and reclamation;
•	risks related to the impact of climate change;
•	challenges related to recruiting and retaining qualified personnel;
•	the impact of the conflict in Ukraine and its effects on supply chains;
•	the impact of increased interest rates;
•	risks relating to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	uncertainties relating to our status as a foreign issuer under United States federal securities laws; and
•	risks relating to financial instruments.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risk, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under “ Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

5

Cautionary Notes to United States Investors

We are permitted under the MJDS to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and our interim financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

6

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the Company’s annual information form for the year ended December 31, 2022 (the “AIF”) and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2022, December 31, 2021 and December 31, 2020, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
High	1.3856	1.2942	1.4496
Low	1.2451	1.2040	1.2718
Average	1.3011	1.2535	1.3415
Closing	1.3544	1.2678	1.2732

On June 15, 2023, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$ 1.3252 (Cdn.$ 1.00 = U.S.$ 0.7546).

7

The Company

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile and the USA. The Company has two producing silver-gold mines in Mexico: the Guanaceví Mine in Durango acquired in 2004 and the Bolañitos Mine in Guanajuato acquired in 2007. In addition to operating these two mines, the Company is advancing one development and two exploration projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is now in the development stage, the prospective Pitarrilla property in Durango acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has two exploration projects in northern Chile that have been advanced over the past several years; the Aida project (silver) and the Paloma project (gold).

In 2021, the Company acquired the Bruner Property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

Terronera Project

On May 31, 2023, the Company filed an amended and restate technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico – Amended” dated May 15, 2023 with an effective date of September 9, 2021 (the “2023 Terronera Technical Report”). The 2023 Terronera Technical Report supersedes the Company’s previous technical report, as further described in the AIF, titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico” dated October 21, 2021 with an effective date of September 9, 2021.

Updated Development Plans and Initial Capital Costs

Since the Company filed the 2023 Terronera Technical Report the Company has further evaluated various operating scenarios, cost-benefit initiatives and technologies to optimize the Terronera Project’s operating flexibility and economics. The Company has approved the construction of an optimized Terronera Project scenario, consisting of a process plant with 2,000 tonne per day (tpd) capacity and an initial capital expenditure cost of U.S.$230 million, partially offset by a decrease in sustaining capital to U.S.$88.3 million over the life of the mine. The Company expects a 21-month construction period, including 3 to 6 months ramp up to full production with initial production expected in the fourth quarter of 2024.

The revised metrics for the 2,000 tpd plant as compared to the 1,700 tpd plant contained in the 2023 Terronera Technical Report are set out in the following table. The Company does not consider these changes to be material. References in “$” in the following table are to U.S.$.

8

	Internal – FS Change
2023 Revised 2,000 TPD Plant Compared to 2021 FS	2023	2021	% Change
Silver Price	$20.00	$20.00	0%
Gold Price	$1,575	$1,575	0%
Silver: Gold Ratio	79	79	0%
Operating Statistics
LOM Tonnes Processed LOM (thousands)	7,382	7,380	0%
Life of Mine (Years)	10.0	12.0	(17%)
Average silver grade (g/t)	196	197	(1%)
Average gold grade (g/t)	2.13	2.25	(5%)
Silver equivalent grade (g/t)(1)	364	374	(3%)
Average silver recovery	89.5%	87.7%	2%
Average gold recovery	78.7%	76.3%	2%
LOM payable Ag ounces produced (millions)	39.9	39.3	0%
LOM payable Au ounces produced (thousands)	384	393	(2%)
LOM payable Ag Eq ounces produced (millions)	69.7	70.3	(1%)
Avg annual payable Ag ounces produced (millions)	4.0	3.3	20%
Avg annual payable Au ounces produced (thousands)	38	33	17%
Avg annual payable Ag Eq ounces produced (millions)	7.0	5.9	18%
Capital Expenditure Statistics
Initial Capital Expenditure (millions)	$230.4	$175.0	32%
Process Capacity (tonnes per day)	1,990	1,700	17%
LOM Sustaining Capital	$88.3	$105.6	(16%)
Total LOM Project Capital	$318.7	$280.6	14%
Operating Cost Metrics (in U.S.$)
LOM Gross Revenue (millions)	1,403.2	1,406.2	0%
LOM Gross COS (millions)	596.4	642.5	(7%)
LOM EBITDA (millions)(2)	806.9	756.6	7%
After Tax LOM Free Cash Flow (millions)(2)	316.9	311.4	2%
Cash costs by Product (per silver ounce)(2)	(0.20)	0.59	(134%)
All in sustaining (per silver ounce)(2)	2.15	3.24	(34%)
Cash costs by Silver Equivalent (per silver ounce)(2)	8.50	9.14	(7%)
All in sustaining Silver equivalents (per silver ounce)(2)	9.84	10.62	(7%)
Total Direct Production Costs (per Tonne)	80.43	87.06	(8%)
Mining Costs (per tonne)	29.26	30.96	(7%)
Processing Costs (per tonne)	23.38	25.47	(8%)
General and Administrative (per tonne)	9.32	10.90	(14%)
Treatment & Refining Charges (per tonne)	14.36	15.26	(6%)
Royalty Costs (per tonne)	4.47	4.46	0%

(1)	Silver equivalent grade is calculated using a 79:1 silver:gold ratio.

(2)	Non-IFRS measures - For a detailed description of each of the non-IFRS measures used in this Prospectus, refer to the “Non-IFRS Measures” section in the Company’s Interim MD&A (as defined below and incorporated by reference in this Prospectus) on pages 16-21. As these items are forward-looking we do not currently have comparable forward looking IFRS measures to report and therefore no reconciliation of these items is presented. The comparable measures under IFRS for these items would be net earnings, net operating earnings and direct production costs which would be divided by silver ounces produced or silver equivalent ounces produced, respectively. LOM EBITDA represents LOM Net earnings plus LOM Depreciation and LOM Taxes. After Tax LOM Free Cash Flow represents LOM Net operating earnings plus LOM Taxes and LOM Capital Costs. Management believes these non-IFRS measures are important measures of the potential economics of the proposed mine plan and demonstrate potential mine economics with factors like depreciation and taxes which can vary over LOM. The important factors in determining IFRS comparable measures which remain unknown at this time include mining, processing and indirect costs, and mining, processing and indirect labour costs which may require adjustments to IFRS from estimates provided in the Life of Mine (“LOM”).

The scientific and technical information contained in this Updated Development Plans and Initial Capital Costs has been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development, and Don Gray, SME-RM., Chief Operating Officer, each a Qualified Person within the meaning of NI 43-101.

9

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, without limitation, the following anticipated purposes:

•	to fund the construction and development of the Terronera Mine;

•	advancement of the Pitarrilla property;

•	to assess potential development stage mineral properties for acquisition;

•	to fund the potential acquisition of other development stage mineral properties; and

•	for continued exploration on the Company’s various existing mineral properties.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

10

Consolidated Capitalization

Other than the issuance of 228,900 Common Shares pursuant to the exercise of stock options, there has been no material change in the share and loan capital of the Company, on a consolidated basis, since March 31, 2023 (the period end of the most recent financial statements of the Company filed and incorporated by reference in this Prospectus). As of the date of this Prospectus, there were 191,505,299 Common Shares issued and outstanding, as well as 4,854,508 Common Shares reserved for issuance pursuant to outstanding stock options, deferred share units and performance share units. The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

Earnings Coverage Ratios

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

Dividend Policy

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future. The Company’s board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the Company’s capital requirements, results of operations and such other factors as the board of directors considers relevant.

Description of Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 191,505,299 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

11

Description of Warrants

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under this Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. Warrants may be offered independently or together with Common Shares or other Securities offered by any Prospectus Supplement, and may be attached to or separate from those Securities. While the terms summarized below will apply generally to any Warrants that the Company may offer under this Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures or agreements (each a “Warrant Indenture”) between the Company and a warrant agent or warrant trustee (a “Warrant Agent”) that the Company will name in the relevant Prospectus Supplement. Each Warrant Agent will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Warrant Indenture describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture. Prospective investors should refer to the Warrant Indenture relating to the specific Warrants being offered for the complete terms of the Warrants. The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Warrants; and

•	and any other material terms or conditions of the Warrants.

12

Rights of Holders Prior to Exercise

Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or other Securities issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase the Securities that the Company specifies in the applicable Prospectus Supplement at the exercise price described therein. Unless the Company otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant Certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Agent in immediately available funds, as provided in the applicable Prospectus Supplement. The Company will set forth on the Warrant Certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Agent.

Upon receipt of the required payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will issue and deliver the Securities purchased on such exercise. If fewer than all of the Warrants represented by the Warrant Certificate are exercised, a new Warrant Certificate will be issued representing the balance of the Warrants. If the Company so indicates in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture will specify that, upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, Warrants exercisable for Common Shares will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidence of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants that are exercisable for Common Shares.

Rescission

The Warrant Indenture will also provide that, if Warrants are offered separately, any misrepresentation in this Prospectus, the Prospectus Supplement under which Warrants are offered separately, or any amendment hereto or thereto, will entitle each initial purchaser of Warrants to a contractual right of rescission following the issuance of the Common Shares or other Securities to such purchaser entitling such purchaser to receive the amount paid for the Warrants upon surrender of the Common Shares or other Securities, provided that such remedy for rescission is exercised in the time stipulated in the Warrant Indenture. This right of rescission does not extend to holders of such separately offered Warrants who acquire such Warrants from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire such Warrants in the United States.

13

Global Securities

The Company may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

Description of Subscription Receipts

The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

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General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

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•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

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Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Description of Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. Debt Securities may be offered separately or in combination with one or more other Securities of the Company. The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement of which this Prospectus is a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. This section describes the general terms of the Debt Securities. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the title of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

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•	the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in the form of registered global securities and, if so, the identity of the depositary for such registered global securities;

•	the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

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Description of Units

The following description, together with the additional information the Company may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that the Company may offer under this Prospectus. While the terms summarized below will apply generally to any Units that the Company may offer under this Prospectus, the Company will describe the particular terms of any issue of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

The Company will also add to disclosure in any subsequent Prospectus Supplement whereby Units are offered the form of any unit agreement (“Unit Agreement”) between the Company and a unit agent (“Unit Agent”) that describes the terms and conditions of the issue of Units being offered, and any supplemental agreements. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of any Unit Agreement and any supplemental agreements applicable to a particular issue of Units. The Company urges you to read the applicable Prospectus Supplements relating to the particular issue of Units that the Company sells under this Prospectus, as well as any Unit Agreement and any supplemental agreements that contain the terms of the Units. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Company files with the SEC, any Unit Agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

General

The Company may issue Units comprising two or more of Common Shares, Warrants or Debt Securities, in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. The holder of a Unit will accordingly have the rights and obligations of a holder of each included Security. Any Unit Agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The Company will describe in the applicable Prospectus Supplement the terms of the issue of Units, including: the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately; any provisions of any governing Unit Agreement that differ from those described below; and any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units. The provisions described in this section, as well as those described under “ Description of Common Shares”, “ Description of Warrants” and “ Description of Debt Securities” will apply to each Unit and to any Common Share, Warrant or Debt Security included in each Unit, respectively.

Issuance in Series

The Company may issue Units in such amounts and in such series as the Company may determine.

Enforceability of Rights by Holders of Units

Each Unit Agent will act solely as the Company’s agent under any applicable Unit Agreement and will not assume any obligation or relationship of agency or trust with any holder of any Unit. A single trust company may act as a Unit Agent for more than one series of Units. A Unit Agent will have no duty or responsibility in case of any default by the Company under any applicable Unit Agreement or Unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon the Company. Any holder of a Unit may, without the consent of any related Unit Agent or the holder of any other Unit, enforce by appropriate legal action its rights as holder under any security included in the Unit. The Company, any Unit Agents, and any of the Company’s or their agents may treat the registered holder of any Unit certificate as an absolute owner of the Units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the Units so requested, despite any notice to the contrary.

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Denominations, Registration and Transfer

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant

Plan of Distribution

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter involved in an ATM Distribution, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot securities in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Securities in connection with an ATM Distribution including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

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Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Prior Sales

A description of prior sales of the Securities will be provided as required in each Prospectus Supplement to this Prospectus.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

Certain Income Tax Considerations

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

REliance on Exemptions for Well-known Seasoned Issuers

The securities regulatory authorities in each of the provinces of Canada have adopted substantively harmonized blanket orders, including British Columbia Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce the regulatory burden for certain large, established reporting issuers with strong disclosure records. This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers” or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

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Legal Matters

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

Interest of Experts

Allan Armitage, Ph.D., P. Geo., is the author of the technical report titled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico” dated March 15, 2023 with an effective date of October 6, 2022.

Dale Mah, P. Geo.; Richard A. Schwering, P.G., SME-RM; and Donald P. Gray, P.E., SME-RM, prepared the technical reports titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” dated December 14, 2022 with an effective date of November 9, 2022 and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” dated December 14, 2022 with an effective date of November 5, 2022.

Henry Kim, P. Geo.; William Bagnell, P.Eng.; James Tod, P.Eng.; Alan Drake, P.L. Eng.; Kirk Hanson, P.E.; Paul Ivancie, P.G.; Dale Mah, P. Geo.; and Humberto Preciado, P.E., prepared the 2023 Terronera Technical Report.

To the best of the Company’s knowledge, other than Mr. Mah and Mr. Gray, the other experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest. As of the date of this Prospectus, Mr. Mah holds, options to acquire 194,200 common shares of the Company and 78,000 performance share units (each convertible into common shares of the Company), and Mr. Gray holds options to acquire 393,000 common shares of the Company and 174,000 performance share units (each convertible into common shares of the Company).

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

Risk Factors

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Risks related to the Offering and certain risks related to the Company are set out below. The risks set out below are not the only risks that the Company faces. Investors should also carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks, including those discussed in the Company’s AIF and MD&A (as defined below under “Documents Incorporated by Reference”), which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

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Risks Related to the Offering

Market price of Common Shares

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Common Shares that become listed and posted for trading on a stock exchange will trade.

Absence of a public market for some of the Securities

There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these Securities will develop at all.

Future sales or issuance of debt or equity Securities

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement. However, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of the Securities. There can be no assurance as to how the net proceeds received from any offering will be allocated, in particular, if the Company determines to revise its business plan and growth strategy. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Securities, including the market value of the Common Shares, or which may result in losses.

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Liquidity

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The results of the Company’s operations and its ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable Prospectus Supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any Debt Securities or to make any funds available for payment on Debt Securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable Prospectus Supplement, the indenture governing the Company’s Debt Securities is not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable Prospectus Supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the Debt Securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any Debt Securities.

Effect of changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any Debt Securities. The market price or value of any Debt Securities may decline as prevailing interest rates rise for comparable debt instruments, or increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

Risks Related to the Company

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. There is no assurance that future changes in such regulation or licensing, if any, will not adversely affect the Company’s operations.

Recent changes to mining laws in Mexico may affect the Company’s ability to renew its concessions, explore and obtain new concessions, obtain permits to conduct mining operations or pledge its concessions as security for loan facilities to develop its mineral projects. These changes may have a material adverse effect on the Company’s planned operations and development of its projects in Mexico and future exploration in Mexico.

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Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775. These documents are also available through the internet on SEDAR (www.sedar.com) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 29, 2023 for the year ended December 31, 2022 (the “AIF”), filed March 30, 2023;

2.	the audited annual consolidated financial statements of the Company for the years ended December 31, 2022 and December 31, 2021 and the reports of the independent registered public accounting firm dated February 28, 2023 thereon, filed March 2, 2023;

3.	the management’s discussion and analysis of the Company for the year ended December 31, 2022, filed March 2, 2023 (the “Annual MD&A”);

4.	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022, filed on May 10, 2023;

5.	the management’s discussion and analysis of the Company for the three months ended March 31, 2023, filed on May 10, 2023 (the “Interim MD&A” and collectively with the Annual MD&A, the “MD&A”);

6.	material change report dated and filed June 6, 2023 with respect to the filing of the 2023 Terronera Technical Report, including the summary from the 2023 Terronera Technical Report and incorporating the detailed disclosure in the 2023 Terronera Technical Report into the material change report by;

7.	the information circular dated April 4, 2023 with respect to the Company’s annual general meeting of shareholders to be held on May 23, 2023, filed April 12, 2023.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

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A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor and technical report authors; (iii) the powers of attorney from the directors and certain officers of the Company; and (iv) the form of indenture for Debt Securities. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

Additional Information

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus.

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Enforceability of Civil Liabilities AGAINST NON-u.s. PERSONS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. A final and conclusive in personam judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in British Columbia; however, a British Columbia court will enforce any such judgment only if several conditions are met. Those conditions include, among other things: (a) the British Columbia court has territorial competence and does not decline to exercise that territorial competence or, if it lacks territorial competence, exercises its discretion to hear the action; (b) the United States court in which the judgment was obtained had jurisdiction as recognized by the British Columbia court, (c) the judgment is not void or voidable under the laws of the United States court and was not obtained by fraud or in a manner contrary to the rules of natural justice; (d) if obtained by default, there is no manifest error on the face of the judgment; (e) the enforcement of the judgment is not contrary to public policy and does not constitute, directly or indirectly, the enforcement of laws characterized by a British Columbia court as being a revenue, expropriatory, penal or similar law; and (f) the action to enforce the judgment is commenced and maintained in accordance with the procedural requirements of, and within the applicable limitation periods under, British Columbia law. Furthermore, the British Columbia court may stay or decline to hear the action to enforce a judgment of a United States court pending an appeal or if there is any subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of a judgment of a foreign court is subject to, among other things, applicable bankruptcy, insolvency, moratorium, arrangement, winding-up and other similar laws generally affecting the enforcement of rights of creditors and the general principles of equity. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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